新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED



INTERIM REPORT 06/07
中期報告

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

目錄

Contents

董事局及委員會

董事

執行董事

郭炳湘　*主席兼行政總裁*
郭炳江　*副主席兼董事總經理*
郭炳聯　*副主席兼董事總經理*
陳啓銘
陳鉅源
鄺　準
黃奕鑑
黃植榮

非執行董事

李兆基　*副主席*
胡寶星
李家祥
關卓然
盧超駿
胡家驃
(胡寶星之替代董事)

獨立非執行董事

鍾士元
馮國經
葉迪奇
王于漸

委員會

審核委員會

鍾士元*
葉迪奇
李家祥

薪酬委員會

鍾士元*
盧超駿
王于漸

提名委員會

王于漸*
關卓然
葉迪奇

**委員會主席*

財務摘要及公司資料

財務摘要

截至十二月三十一日止六個月	二〇〇六年	二〇〇五年	變動(%)
財務摘要(港幣百萬元)			
營業額	**14,781**	14,466	+2.2
租金總收入[1]	**3,498**	3,126	+11.9
租金淨收入[1]	**2,535**	2,235	+13.4
公司股東應佔溢利	**10,910**	13,505	-19.2
公司股東應佔基本溢利[2]	**5,297**	6,079	-12.9
每股財務資料(港幣)			
溢利	**4.38**	5.62	-22.1
基礎溢利[2]	**2.13**	2.53	-15.8
中期息	**0.70**	0.70	不變

註：1. 包括所佔共同控制及聯營公司的收入

2. 撇除扣減遞延稅項後之投資物業重估盈餘

公司資料

公司秘書

黎浩佳

註冊辦事處

香港灣仔港灣道30號

新鴻基中心45樓

電話：(852) 2827 8111

傳真：(852) 2827 2862

互聯網址：www.shkp.com

電子郵件：shkp@shkp.com

核數師

德勤 • 關黃陳方會計師行

股票登記處

香港中央證券登記有限公司

香港皇后大道東183號

合和中心1712-6室

主要往來銀行

中國銀行(香港)有限公司

香港上海滙豐銀行有限公司

三菱東京UFJ銀行

三井住友銀行

恒生銀行有限公司

瑞穗實業銀行

中國工商銀行

渣打銀行(香港)有限公司

交通銀行

法國巴黎銀行

律師

胡關李羅律師行

孖士打律師行

徐嘉慎律師事務所

董事局主席報告書

本人謹向各位股東報告：

業績

本集團截至二〇〇六年十二月三十一日止六個月未經審核減除稅項及少數股東權益後之盈利為港幣一百零九億一千萬元，其中包括港幣五十六億三千九百萬元為投資物業的重估盈餘扣除遞延稅項後之數額，而上年度同期盈利為港幣一百三十五億零五百萬元。每股盈利為港幣四元三角八仙，上年度同期為港幣五元六角二仙。

若撇除投資物業公平價值變動的影響，期內的基礎盈利為港幣五十二億九千七百萬元，去年同期為港幣六十億七千九百萬元，每股基礎盈利為港幣二元一角三仙，上年度同期為港幣二元五角三仙。

股息

董事局議決派發截至二〇〇六年十二月三十一日止六個月之中期股息每股港幣七角，與去年同期派息相同。此股息將於二〇〇七年四月二日派發予於二〇〇七年三月二十九日在本公司股東名冊上登記的股東。

業務檢討

售樓成績

回顧期內集團入賬的物業銷售額為港幣六十八億八千八百萬元，上年度同期的銷售額為港幣七十二億八千三百萬元。集團於期內售出及預售本地樓宇總額，以所佔權益計算，為港幣七十五億元，上年度同期為港幣十七億四千八百萬元。期內出售的主要物業包括馬灣珀麗灣第五期、山頂倚巒及西九龍君滙港。

集團於期內完成四個項目，所佔樓面面積共二百二十萬平方呎，其中一百九十萬平方呎為可供出售的住宅項目。有關項目詳情如下:

項目	地點	物業用途	集團所佔權益（百分率）	所佔樓面面積（平方呎）
君滙港	西九龍深旺道8號	住宅	合作發展	1,110,000
葡萄園	元朗牛潭尾路23號	住宅	100	383,000
曼克頓山	西九龍寶輪街1號	住宅/商場	33	376,000
帝景酒店	汀九青山公路353號	酒店	100	310,000
總計				2,179,000

香港土地儲備

集團持續補充在香港的土地儲備，以所佔樓面面積計算，目前在香港擁有土地儲備共四千二百五十萬平方呎，包括二千二百七十萬平方呎已落成投資物業及一千九百八十萬平方呎發展中物業。按地盤面積計算，集團另擁有超過二千三百萬平方呎農地，大部分位於新界現有及已規劃的鐵路沿線，並正申請更改土地用途。

自二〇〇六年七月以來，集團在香港透過鐵路公司投標、政府拍賣、更改土地用途及私人協商等途徑新增七幅地皮，總樓面面積共三百六十萬平方呎，大部分用作發展住宅項目。當中包括剛投得位於地鐵將軍澳站上蓋的綜合項目，以及一幅位於觀塘的工業用地。

地點	物業用途	集團所佔權益 (百分率)	所佔樓面面積 (平方呎)
西鐵屯門站發展項目	住宅/商場	合作發展	1,556,000
將軍澳56區發展項目	住宅/寫字樓/酒店	合作發展	1,541,000
元朗牛潭尾第一期A	住宅	100	48,000
九龍太子道西195號	住宅	100	46,000
山頂加列山道12號	住宅	100	43,000
青龍頭地段68號	住宅	100	9,000
觀塘海濱道181號	工業	100	309,000
總計			**3,552,000**

地產發展

在就業市場環境改善及市民收入持續數年上升帶動下，置業者對樓市的信心增強。自二〇〇六年中以來，隨著利率上升的陰影減退，住宅樓市的交投量溫和上升，樓價亦見穩定。按揭利率於近月更為吸引，亦進一步刺激買家置業需求及市場交投。由於供應有限，豪宅樓價上升，表現繼續較一般屋苑市場為佳。

集團歡迎上星期公布的政府財政預算案。預算案中多項寬減及回饋措施，其中特別是寬減物業印花稅及豁免兩季差餉的措施，對市民置業有正面幫助。

集團期內繼續提供優質的產品及顧客服務以鞏固其市場的領導地位。山頂倚巒為豪華洋房開拓新標準，市場反應熱烈，而憑藉集團的品牌效應，該物業創下成交價新紀錄。

集團堅持以心建家的理念發展優質物業，提供多元化單位面積、實用間隔及完善會所設施，滿足不同用家的需求及期望。集團計劃在本財政年度下半年完成以所佔總樓面面積計算一百三十萬平方呎的物業，包括優質寫字樓物業創紀之城六期，以及九龍站五、六及七期發展項目首期，當中主要為可供銷售住宅物業。

收租物業

回顧期內，連同在合營投資物業應佔權益，集團的租金總收入達港幣三十四億九千八百萬元，較上年度增加百分之十二。期內租金收入淨額為港幣二十五億三千五百萬元，較去年上升百分之十三。集團旗下收租物業出租率維持於百分之九十四的高水平。整體租金收入增長，主要由於各類物業新租及續約租金有所提升，其中以寫字樓的租金增幅較大。

寫字樓租金上升主要是需求持續殷切，特別是在商業核心區，金融市場蓬勃促使企業尋找寫字樓擴充業務。在此利好環境下，集團多元化的寫字樓組合表現出色，隨著未來四年旗下新商廈陸續落成，將進一步加強集團的租金收入。

環球貿易廣場是集團發展中最重要的寫字樓項目，於二〇一〇年落成後將是全港最高建築物，勢必成為香港新地標及尊貴的商業選址。該物業坐落機鐵九龍站上蓋，前往中環及機場交通極便捷，使用計劃中的跨境鐵路前往內地亦非常方便。該項目將提供一系列完善設施，包括兩間豪華酒店Ritz Carlton及W Hotel，以及計劃於二〇〇七年底開幕的九十萬平方呎商場Elements。首期四十五萬平方呎寫字樓將於本年年底落成，並已展開前期市務推廣，市場反應令人鼓舞。為配合前期租務活動，寫字樓的展館將於短期內開放。

東九龍創紀之城六期工程進展順利，將提供約四十萬平方呎的優質寫字樓，配備最先進設施，預計於二〇〇七年中落成。集團另一發展中的大型寫字樓項目位於葵涌市地段215號，首期六十萬平方呎的建築工程現正進行中。項目將憑藉現代化設計及國際級標準，為區內優質寫字樓奠定新水平。這些項目完成後，將鞏固集團作為全港最大規模甲級商廈業主之一的地位。

本港零售業持續表現良好，集團旗下商場吸引更多遊人，商戶因人流增加及營業額上升而受惠。國際金融中心商場及APM商場全部商舖均已租出，其成功進一步加強集團在商場租務市場的領導地位。

集團透過定期翻新、舉辦推廣活動及重整租戶組合，致力保持旗下商場的吸引力。銅鑼灣世貿中心為區內最受歡迎購物商場之一，已重新定位及命名為「WTC more」。商場正進行龐大工程，將九層原為寫字樓的樓面改成商場，令商場總面積由十六萬平方呎增至二十八萬平方呎。該商場將成為時尚購物及消閒新熱點，為顧客帶來全新體驗。

中國內地業務

在蓬勃經濟增長、大量資金流入及國民收入上升帶動下，內地大部分主要城市的房地產市道興旺。於二〇〇六年推出的宏觀調控措施，有助內地樓市健康及持續發展。

以所佔權益計算，集團目前在內地擁有一千九百八十萬平方呎樓面面積，包括二百六十萬平方呎已落成投資物業及一千七百二十萬平方呎發展中物業。

回顧期內，集團的內地業務表現理想。位於上海陸家嘴總樓面面積達四百萬平方呎的上海國際金融中心，已完成地基工程，現正進行上蓋建築。該項目採用最新規劃、世界級設計與間隔，加上擁有極便捷交通，將為租戶帶來強大優勢。首期包括九十萬平方呎優質寫字樓、一百萬平方呎時尚購物商場及豪華酒店W Hotel，預期於二○○九年中之前落成，整個項目將於二○一○年竣工，屆時另一豪華酒店Ritz Carlton亦會投入服務。

位於上海浦西淮海中路項目將提供總面積二百七十萬平方呎，包括一百二十萬平方呎特色商場、一百三十萬平方呎優質寫字樓及二十萬平方呎豪華住宅，建築工程剛開展，預計於二○一○年落成。位於浦東江畔的世界級豪華住宅項目，盡覽世界聞名的外灘景緻，總面積一百七十萬平方呎，已進入最後規劃階段。

集團分別佔杭州及無錫合資項目百分之四十權益，兩項工程已於近期展開。杭州萬象城將分階段完成，首期包括一百萬平方呎高級住宅及一百六十萬平方呎商場，預計於二○○九年竣工。位於無錫的太湖國際社區第一期將提供一百二十萬平方呎低密度豪宅，預計於二○○八年落成，市務推廣及預售將於今年稍後進行。

集團位於上海的出租物業繼續表現良好。中環廣場差不多全部租出，寫字樓及商場的租金亦有所提升，而上海名仕苑亦錄得理想的出租率。北京新東安市場一百萬平方呎商場已重新命名為新東安廣場(Beijing APM)，現正進行大型翻新工程，預計於二○○八年北京奧運會舉行前完成，翻新後的商場將匯聚國際名牌及潮流店舖，以吸引年輕時尚的消費者，藉此加強該商場作為北京居民及旅客購物、飲食及娛樂熱點的吸引力。該項目四十三萬平方呎優質寫字樓亦快將進行翻新工程。

酒店

隨著近月訪港旅客持續上升，酒店業表現出色。香港作為金融、商業及旅遊中心，對酒店房間的需求預期將繼續增加。

為充分把握湧現商機，集團現正於九龍站發展兩間優質品牌的酒店，W Hotel及Ritz Carlton預計分別於二○○八年及二○一○年落成。剛投得位於地鐵將軍澳站上蓋的項目亦將包括一間高級酒店。於最近落成的帝景酒店位於荃灣汀九海濱，將於短期內投入服務。該酒店提供六百九十一間客房，大部分可擁覽青馬大橋及汀九橋宏偉景緻。當這些酒店全部開業後，以所佔權益計算，集團將在香港持有約四千五百間酒店客房。

集團現有的四季酒店、帝苑酒店、帝都酒店及帝京酒店期內表現出色，錄得平均入住率達百分之九十的高水平，房租亦有不俗增長。

電訊及資訊科技

數碼通

回顧期內，市場競爭持續激烈。數碼通的服務收益繼續保持增長，雖然3G經營成本上升及手機補貼攤銷增加，但純利已趨穩定。憑藉其在服務質素及創新服務方面的領導地位，數碼通將繼續專注於目標客戶群以擴大收益市場佔有率。集團對數碼通業務的前景充滿信心，並會繼續持有其股權作策略性長線投資。

新意網

新意網期內持續錄得收益增長及保持盈利，旗下在香港具領導地位的中立數據中心營辦商「互聯優勢」，繼續成功吸納頂級跨國及本地企業為新客戶，並錄得滿意的出租率增幅。於二〇〇六年十月派發約港幣十四億元一般股息及特別股息後，新意網的財務狀況仍保持穩健，持有總值約港幣三億元現金及有息證券。集團對該公司財務實力及盈利前景保持信心。

運輸及基建

載通國際控股

燃油費、隧道費及工資的上升，對載通國際的專營巴士業務造成影響，然而新鐵路通車造成的乘客流失情況已趨穩定，而非專營巴士業務表現令人鼓舞。該公司在內地的運輸相關業務取得良好進展，而鑑於長遠前景樂觀，該公司將繼續尋找內地投資新機會。西九龍住宅項目曼克頓山的銷售將有助增強該公司的財政狀況。載通國際持有路訊通控股有限公司百分之七十三股權，主要在香港及內地經營媒體銷售業務。

基建業務

威信集團、內河碼頭及機場空運中心於期內錄得令人滿意的業績，三號幹線(郊野公園段)交通流量保持穩定。集團所有基建項目皆集中在香港，基於這些項目可為集團帶來強大現金流量及長遠回報潛力，集團將繼續持有作長線投資。

集團財務

集團恪守審慎理財策略，維持高流動資金水平及低借貸比率。於二〇〇六年十二月三十一日，淨債項與股東權益比率為百分之十七點五。集團接近所有借貸均無抵押，絕大部分借貸為港元貸款，外匯風險極低，亦無參與任何投機性衍生工具交易，除合營公司借貸外，集團並無資產負債表以外的債項或或然負債。

集團一直密切監察其利息成本，並會持續尋求具競爭力息率的長期融資以延長借貸年期。集團擁有充足已承諾而未動用信貸額，為未來業務發展備用。集團分別於二〇〇六年十一月及二〇〇七年三月初以具競爭力之息率發行坡幣二億七千萬元及美金三億元債券，前者用於新加坡Orchard Turn項目，而後者則用作一般資金。集團將繼續開拓資金來源，為內地投資項目提供融資。

集團憑強健財政狀況及市場領導地位，分別獲穆迪給予A1級及標準普爾給予A級的信貸評級，前景評級均為穩定，此為兩間國際評級機構給予香港地產發展公司中最高評級。

顧客服務

致力為客戶提供最優質服務，是集團成功主要因素之一。旗下物業管理公司康業及啟勝為集團屋苑住戶提供周全體貼服務，並將這超卓服務水平伸延至集團旗下商場及寫字樓。管理公司追求卓越的成績及悉力綠化香港獲得廣泛認同，因而贏取多個顧客服務、保護環境及園藝設計的獎項。

「新地會」會員已超過二十五萬名。該會舉辦一連串活動強化及配合集團「以心建家」的理念，而最近發起的「愛家大行動」成功吸引會員及公眾廣泛興趣。該會的聯營信用卡繼續為會員提供豐富購物及其他優惠。

企業管治

維持業務各環節高水平的企業管治，是集團管理的核心信念。集團透過董事局有效監察、適時發放資訊及與投資界積極溝通，推行高水平的企業管治。集團已設立審核委員會、薪酬委員會和提名委員會，並將繼續悉力推行優秀企業管治，保持在這方面領導地位。

集團的卓越管理及良好企業管治獲國際知名財經雜誌廣泛認同。集團於二○○六年獲《Asiamoney》雜誌評選為亞洲及香港最佳企業管治公司第一名，以及獲《Euromoney》雜誌評選為亞洲及香港最佳地產發展公司第一名。集團亦獲《讀者文摘》頒發香港地產商信譽品牌第一名。

企業公民

積極支持慈善公益及推廣教育亦為集團主要任務之一。「新地開心閱讀」計劃動力持續，所舉辦多項閱讀創作比賽深受學生歡迎，而「年輕作家創作」比賽即將為本地文壇增添新秀。集團繼續在本地及內地大學設立獎學金，資助值得嘉許的學生。「新地心理健康工程」透過舉辦連串講座及工作坊，以及出版免費情緒健康雜誌，在提高公眾關注心理健康方面已見成效。

集團透過成立義工隊鼓勵員工參與社區工作。集團除透過管理見習行政人員及其他計劃，為新員工創造就業發展機會外，亦為員工提供一系列與工作相關的訓練課程，協助員工發展專長。

展望

二○○七年全球經濟可望持續增長，儘管西方經濟可能因通脹壓力而收緊銀根，美息在溫和經濟增長下將保持平穩。

受惠於外來投資持續流入、國內消費增加及出口蓬勃，預期內地經濟發展將繼續強勁。外圍環境利好、本地消費者信心增強及市場資金充裕，將推動香港經濟繼續穩步向前。

就業市場改善，市民收入增加，預期今年本港住宅樓市將會向好。低按揭利率、買家負擔能力強，加上市民恢復置業信心等利好因素，將支持市場對住宅的需求，加上新單位供應量將於未來幾年持續下降至低水平，因此樓價於未來幾年應穩步上升。

集團將繼續透過不同渠道在香港吸納土地儲備，尤其以更改農地用途為主，以長遠增加集團住宅物業落成量。集團將一如既往繼續興建優質物業，提供多元化單位面積、嶄新設計、更理想間隔及完善設施，全面體貼生活所需，以滿足顧客對家的要求及期望。憑藉強大品牌效應，集團將可提升項目的邊際利潤。

集團收租物業因新租及續約租金有所增加，將繼續表現良好。商舖租金將受本地及遊客消費暢旺帶動而穩步上升。甲級寫字樓租務市場將保持活躍，尤其位於中環商業核心地區，在各行業包括投資、銀行及跨國企業擴張業務帶動下，租金即使不會增加，亦會保持堅穩。

擴展在內地的地產業務，將為集團長遠發展提供動力。集團已加強中國業務隊伍，並正積極在內地一些主要城市尋找新地產項目。隨著新地標性項目陸續落成，集團銳意將其在香港之成功經驗及強大品牌引進國內。

集團現正在香港發展七百二十萬平方呎收租物業，連同在內地包括上海國際金融中心等地標項目，將加強集團未來數年的經常性租金收入。集團亦會考慮出售非核心物業，以提高資產流轉及股東回報。

集團將按計劃於〇七年內推售樓盤，於未來九個月內推售的項目包括元朗葡萄園、九龍順寧道項目及九龍站發展項目的住宅單位。如無不可預測情況，預期集團本財政年度業績將有穩健表現。

致謝

非執行董事羅景雲先生於二〇〇六年十二月退休。羅先生於公司服務多年，期間對集團發展貢獻良多，本人謹代表董事局對羅先生作出的寶貴貢獻衷心致謝。

本人亦藉此機會，對董事局同寅之英明領導及全體員工努力不懈的工作表現，深表謝意。

郭炳湘
主席兼行政總裁

香港，二〇〇七年三月七日

綜合損益賬

截至二〇〇六年十二月三十一日止六個月(以港幣百萬元計)

	說明	(未經審核) 截至十二月三十一日止六個月 二〇〇六年	二〇〇五年
收入	2(a)	**14,781**	14,466
銷售成本及營運支出		**(8,220)**	(6,188)
毛利		**6,561**	8,278
其他收益		**314**	305
銷售及推銷費用		**(755)**	(632)
行政費用		**(585)**	(561)
未計入投資物業之公平價值變動的營業溢利	2(a)	**5,535**	7,390
投資物業之公平價值增加		**5,547**	7,784
已計入投資物業之公平價值變動的營業溢利		**11,082**	15,174
財務支出		**(430)**	(464)
財務收入		**133**	86
淨財務支出	3	**(297)**	(378)
出售長期投資項目溢利／(虧損)減減值撥備	4	**4**	(13)
所佔聯營公司業績		**398**	96
所佔共同控制公司業績		**565**	130
所佔聯營公司及共同控制公司投資物業之公平價值增加扣除遞延税項		**1,064**	1,010
	2(b)	**2,027**	1,236
税前溢利	5	**12,816**	16,019
税項	6	**(1,816)**	(2,429)
本期溢利		**11,000**	13,590
應佔：			
公司股東		**10,910**	13,505
少數股東權益		**90**	85
		11,000	13,590
中期股息每股港幣七角 (二〇〇五年：每股港幣七角)		**1,744**	1,681
(以港幣為單位)			
公司股東應佔每股溢利	7(a)		
基本		**$4.38**	$5.62
攤薄後		**$4.38**	$5.62
每股溢利(不包括扣除遞延税項後的投資物業公平價值變動)	7(b)		
基本		**$2.13**	$2.53
攤薄後		**$2.13**	$2.53

綜合資產負債表

於二〇〇六年十二月三十一日(以港幣百萬元計)

	說明	(未經審核) 二〇〇六年 十二月三十一日	(經審核) 二〇〇六年 六月三十日
非流動資產			
投資物業		123,143	116,733
固定資產	8	19,013	17,173
聯營公司		2,580	2,102
共同控制公司		25,985	21,944
長期投資項目	9	5,685	3,379
應收放款	10	1,219	1,397
無形資產	11	666	632
		178,291	163,360
流動資產			
供出售物業		45,247	44,815
應收賬項、預付款項及其他	12	16,137	13,464
短期投資項目	13	886	1,353
銀行結存及存款		6,971	7,806
		69,241	67,438
流動負債			
銀行及其他借項		(1,231)	(2,950)
業務及其他應付賬項	14	(11,991)	(12,116)
已收取售樓訂金		(15)	(19)
税項		(3,349)	(3,499)
		(16,586)	(18,584)
流動資產淨值		52,655	48,854
資產總額減流動負債		230,946	212,214
非流動負債			
銀行及其他借項		(36,560)	(27,287)
遞延税項		(14,900)	(13,769)
其他長期負債		(663)	(611)
		(52,123)	(41,667)
資產淨值		178,823	170,547
資本及儲備			
股本	15	1,246	1,246
資本溢價及儲備金		174,732	166,283
股東權益		175,978	167,529
少數股東權益		2,845	3,018
權益總額		178,823	170,547

簡明綜合現金流量表

截至二〇〇六年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核)截至十二月三十一日止六個月 二〇〇六年	二〇〇五年
經營業務之現金流入淨額	6,876	2,229
投資活動之現金支出淨額	(10,602)	(5,979)
融資活動之現金(支出)／流入淨額		
提取銀行及其他借項淨額	7,281	9,595
支付股東股息	(3,738)	(3,602)
支付少數股東股息	(261)	(71)
其他	(456)	(176)
	2,826	5,746
現金及現金等值項目(減少)／增加	(900)	1,996
期初結存之現金及現金等值項目	7,406	6,132
換算外滙滙率轉變之影響	11	—
期末結存之現金及現金等值項目	6,517	8,128
期末結存之現金及現金等值項目分析		
銀行存款	6,193	8,069
銀行結存及現金	778	437
銀行透支	(124)	(49)
	6,847	8,457
減：抵押銀行存款	(330)	(329)
	6,517	8,128

簡明綜合權益變動表

截至二〇〇六年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月 二〇〇六年	二〇〇五年
期初權益總額	170,547	147,015
海外公司換算財務報表之換算差價	211	(20)
可供出售投資項目之公平價值收益/(虧損)	1,037	(125)
售出可供出售投資項目之公平價值收益變現	(9)	(78)
在權益賬中直接確認之淨收入/(支出)	1,239	(223)
期內可撥歸股東溢利	11,000	13,590
期內已確認收入總額	12,239	13,367
股權支付確認	–	2
行使購股權所得	54	11
少數股東資本貢獻淨轉變	(18)	(80)
已派末期股息	(3,738)	(3,602)
支付少數股東股息	(261)	(71)
期末權益總額	178,823	156,642
期內已確認總收入應佔:		
公司股東	12,133	13,285
少數股東權益	106	82
	12,239	13,367

(以港幣百萬元計)

1. 編製基準

本集團之簡明中期財務報表已按照由香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及適用的香港聯合交易所有限公司的證券上市規則附錄十六編製而成。所使用之會計政策與編製截至二〇〇六年六月三十日止年度之全年財務報表所用者相同。

香港會計師公會已頒佈多項全新及經修訂之香港財務報告準則、香港會計準則及相關之詮釋(合稱「香港財務報告準則」)。此等準則於二〇〇六年一月一日起或以後之會計期間生效。採納上述香港財務報告準則對本集團業績及財務狀況並無重大影響。

本簡明中期財務報表未經審核,但已由審核委員會作出審閱。

2. 分部業績

(a) 本公司及附屬公司

本集團按業務分類的收入及業績,分析如下:

	收入 截至十二月三十一日止 六個月		稅後溢利 截至十二月三十一日止 六個月	
	二〇〇六年	二〇〇五年	二〇〇六年	二〇〇五年
物業				
物業銷售	**6,888**	7,283	**2,633**	4,644
租金收入	**2,966**	2,810	**2,143**	2,026
	9,854	10,093	**4,776**	6,670
酒店經營	**415**	363	**140**	112
電訊	**2,102**	1,860	**48**	59
其他業務	**2,410**	2,150	**578**	559
	14,781	14,466	**5,542**	7,400
其他收益			**314**	305
未分配的行政費用			**(321)**	(315)
未計入投資物業之公平價值變動的營業溢利			**5,535**	7,390
投資物業之公平價值增加			**5,547**	7,784
已計入投資物業之公平價值變動的營業溢利			**11,082**	15,174
淨財務支出			**(297)**	(378)
出售長期投資項目溢利/(虧損)減減值撥備			**4**	(13)
稅前溢利			**10,789**	14,783
稅項			**(1,816)**	(2,429)
稅後溢利			**8,973**	12,354

(以港幣百萬元計)

2. 分部業績(續)

(a) 本公司及附屬公司(續)

物業銷售收入包括來自出售投資物業港幣三千六百萬元(2005:無)。

其他業務包括來自物業管理、停車場及運輸基建管理、收費道路、物流業務、建築、金融服務、互聯網基建、輔強服務及百貨公司的收入及利潤。

其他收益主要包括來自股票及債券投資項目收入。

本集團在香港以外的業務以收入及營業溢利計少於百分之十。

(b) 聯營公司及共同控制公司

本集團所佔聯營公司及共同控制公司業績,按業務分類的分析如下:

	所佔業績 截至十二月三十一日止 六個月 二〇〇六年	 二〇〇五年
物業		
物業銷售	648	55
租金收入	392	209
	1,040	264
酒店經營	57	–
其他業務	78	106
營業溢利	1,175	370
財務支出	(81)	(89)
未計入所佔投資物業公平價值增加之稅前溢利	1,094	281
所佔聯營公司及共同控制公司投資物業之公平價值增加	1,290	1,225
稅前溢利	2,384	1,506
稅項	(357)	(270)
稅後溢利	2,027	1,236

(以港幣百萬元計)

2. 分部業績(續)

(c) 本集團及所佔聯營公司及共同控制公司業績的合併業績，按業務分類的分析如下：

	所佔溢利 截至十二月三十一日止 六個月 二〇〇六年	所佔溢利 截至十二月三十一日止 六個月 二〇〇五年
物業		
物業銷售	**3,281**	4,699
租金收入	**2,535**	2,235
	5,816	6,934
酒店經營	**197**	112
電訊	**48**	59
其他業務	**656**	665
其他收益	**314**	305
未分配的行政費用	**(321)**	(315)
營業溢利	**6,710**	7,760
投資物業之公平價值增加		
一集團	**5,547**	7,784
一聯營公司及共同控制公司	**1,290**	1,225
淨財務支出		
一集團	**(297)**	(378)
一聯營公司及共同控制公司	**(81)**	(89)
出售長期投資項目溢利／(虧損)減減值撥備	**4**	(13)
税前溢利	**13,173**	16,289
税項		
一集團	**(1,816)**	(2,429)
一聯營公司及共同控制公司	**(357)**	(270)
本期溢利	**11,000**	13,590

(以港幣百萬元計)

3. 淨財務支出

	截至十二月三十一日止六個月	
	二〇〇六年	二〇〇五年
利息支出		
銀行借款及透支	520	491
須於五年內全數償還之其他借項	63	87
不須於五年內全數償還之其他借項	48	11
	631	589
名義非現金利息	37	33
減：撥作資本性支出之部份	(238)	(158)
	430	464
銀行存款之利息收入	(133)	(86)
	297	378

4. 出售長期投資項目溢利／(虧損)減減值撥備

	截至十二月三十一日止六個月	
	二〇〇六年	二〇〇五年
出售可供出售投資項目溢利／(虧損)	12	(13)
可供出售投資項目之減值撥備	(8)	—
	4	(13)

5. 稅前溢利

	截至十二月三十一日止六個月	
	二〇〇六年	二〇〇五年
稅前溢利		
已扣減：		
物業銷售成本	4,217	2,894
其他存貨銷售成本	526	505
折舊及攤銷	494	534
無形資產攤銷(包括在營運支出內)	31	28
及計入：		
上市及非上市投資項目股息收入	73	62
上市及非上市債務證券利息收入	11	138
有市價證券已變現及未變現之淨持有利益	203	75

6. 稅項

	截至十二月三十一日止六個月	
	二〇〇六年	二〇〇五年
本期稅項		
香港利得稅	691	975
中國所得稅	10	3
	701	978
遞延稅項		
投資物業之公平價值變動	974	1,362
其他暫時差異之產生及回撥	141	89
	1,115	1,451
	1,816	2,429

香港利得稅根據期內預算須課稅溢利按17.5%(2005:17.5%)計算。中國所得稅以中國適用稅率計算。

所佔聯營公司及共同控制公司稅項分別為港幣四千四百萬元(2005:港幣二千六百萬元)及港幣三億一千三百萬元(2005:港幣二億四千四百萬元),已包括在所佔聯營公司及共同控制公司業績及其所佔投資物業之公平價值增加內。

7. 每股溢利

(a) 賬目所示每股溢利

每股基本及攤薄後溢利是以集團可撥歸公司股東溢利港幣一百零九億一千萬元(2005:港幣一百三十五億零五百萬元)計算。

每股基本溢利是按期內已發行加權平均股數二十四億九千一百七十九萬五千一百九十四股(2005:二十四億一百一十萬五千五百五十八股)計算。攤薄後每股溢利是按期內加權平均股數二十四億九千一百七十九萬九千八百九十五股(2005:二十四億一百二十七萬七千八百五十六股),此乃包括期內已發行股份之加權平均股數及假設所有尚餘購股權在被視作沒有作價下行使時的加權平均股數四千七百零一股(2005:十七萬二千二百九十八股)計算。

(以港幣百萬元計)

7. 每股溢利(續)

(b) 每股基礎溢利

另外，集團以不包括投資物業公平價值變動的可撥歸公司股東之基礎溢利來計算每股基礎溢利作為評估集團的業務表現。溢利之對賬如下:

	截至十二月三十一日止六個月			
	二〇〇六年		二〇〇五年	
		每股溢利(基本)港元		每股溢利(基本)港元
綜合損益賬內所示公司股東應佔溢利	10,910	4.38	13,505	5.62
投資物業公平價值之增加扣除遞延稅項及少數股東權益	(4,575)	(1.83)	(6,416)	(2.67)
出售投資物業已變現收益扣除遞延稅項後之調整	26	0.01	–	–
所佔聯營公司及共同控制公司投資物業公平價值之增加扣除遞延稅項	(1,064)	(0.43)	(1,010)	(0.42)
公司股東應佔基礎溢利	5,297	2.13	6,079	2.53

8. 固定資產

期內增加的固定資產總額為港幣二十二億二千五百萬元。出售的固定資產，其賬面淨值為港幣八百萬元。

9. 長期投資項目

	二〇〇六年十二月三十一日	二〇〇六年六月三十日
持有至到期日債務證券		
海外上市債務證券	–	32
可供出售債務證券		
海外上市債務證券	483	137
可供出售股本證券		
海外上市股本證券	561	527
香港上市股本證券	4,121	2,133
非上市股本證券	513	543
	5,195	3,203
	5,678	3,372
應收投資公司往來款	7	7
	5,685	3,379
市值		
海外上市	1,044	695
香港上市	4,121	2,133
	5,165	2,828

10. 應收放款

	二〇〇六年十二月三十一日	二〇〇六年六月三十日
應收按揭放款	1,264	1,444
減：已列入流動資產於一年內收取之金額	(45)	(47)
	1,219	1,397

應收按揭放款以物業為抵押，及於資產負債表結算日二十年內依不同年期，每月分期還款。其利息以銀行貸款利率作為參考。

應收放款的賬面值與其公平價值相若。

11. 無形資產

無形資產指電訊牌照年費及專營權費於有效期內的貼現值減累計攤銷及減值撥備。

12. 應收賬項、預付款項及其他

買家須按照買賣合約條文而繳交售出物業的作價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬按個別合約繳款條文繳付其賬項。

包括在應收賬項、預付款項及其它應收賬項內的應收貿易賬項為港幣九十四億三百萬元（二〇〇六年六月三十日:港幣七十四億一千七百萬元），其賬齡為：少於六十天佔百分之九十四，六十一至九十天佔百分之四，而超過九十天則為百分之二（二〇〇六年六月三十日：分別為百分之九十六，百分之二及百分之二）。

13. 短期投資項目

	二〇〇六年十二月三十一日	二〇〇六年六月三十日
有市價證券，市值		
香港上市股本證券	680	495
海外上市股本證券	120	174
	800	669
一年內到期之持有至到期日債務證券，已攤銷成本		
海外上市債務證券(市值：港幣三千一百萬元，2006年6月30日：無)	31	–
非上市債務證券	–	660
	31	660
一年內到期之可供出售債務證券		
海外上市債務證券	39	16
香港上市債務證券	16	–
非上市債務證券	–	8
	55	24
	886	1,353

14. 業務及其他應付賬項

包括在業務及其他應付賬項內的應付貿易賬項為港幣九億五千七百萬元(二〇〇六年六月三十日：港幣七億六千七百萬元)，其賬齡為：少於六十天佔百分之六十九，六十一天至九十天佔百分之五，而超過九十天則為百分之二十六(二〇〇六年六月三十日：分別為百分之六十八,百分之四及百分之二十八)。

15. 股本

	股數 百萬股	金額
法定：		
每股面值港幣五角之普通股		
期初及期末	2,900	1,450
已發行及繳足：		
每股面值港幣五角之普通股		
期初	2,491	1,246
行使購股權發行七十七萬四千股(2005：十五萬六千股)	1	–
期末	2,492	1,246

(以港幣百萬元計)

16. 購股權計劃

(a) 在前購股權計劃下，期內用以認購本公司普通股的購股權變動如下：

			購股權數目			
授出日期	行使價	行使期限	於二○○六年七月一日	期內行使	期內失效	於二○○六年十二月三十一日
2001年7月16日	港幣70元	2002年7月16日至2006年7月15日	810,000	(774,000)	(36,000)	–
			810,000	(774,000)	(36,000)	–

			購股權數目			
授出日期	行使價	行使期限	於二○○五年七月一日	期內行使	期內失效	於二○○五年十二月三十一日
2001年7月16日	港幣70元	2002年7月16日至2006年7月15日	1,842,000	(156,000)	–	1,686,000
			1,842,000	(156,000)	–	1,686,000

(b) 截至二○○六年十二月三十一日止六個月，購股權被行使詳情如下：

行使日期	行使價	於行使日期每股市值	購股權數目	所得金額
2006年7月3日	港幣70元	港幣79.15元	24,000	1
2006年7月6日	港幣70元	港幣79.35元	60,000	4
2006年7月7日	港幣70元	港幣78.45元	75,000	5
2006年7月10日	港幣70元	港幣78.80元	150,000	11
2006年7月11日	港幣70元	港幣78.80元	240,000	17
2006年7月12日	港幣70元	港幣78.80元	225,000	16
			774,000	54

截至二○○五年十二月三十一日止六個月，購股權被行使詳情如下：

行使日期	行使價	於行使日期每股市值	購股權數目	所得金額
2005年8月3日	港幣70元	港幣81.65元	36,000	3
2005年9月12日	港幣70元	港幣82.85元	24,000	1
2005年9月26日	港幣70元	港幣81.60元	60,000	4
2005年12月19日	港幣70元	港幣75.55元	36,000	3
			156,000	11

17. 關連人士交易

以下是集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行的。

	聯營公司		共同控制公司	
	截至十二月三十一日止六個月		截至十二月三十一日止六個月	
	二〇〇六年	二〇〇五年	二〇〇六年	二〇〇五年
利息收入	–	–	61	41
租金收入	3	3	–	–
租金支出	–	–	12	7
提供服務之其他收益	308	231	7	112
貨物購置及服務	–	–	56	106

18. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下：

		二〇〇六年十二月三十一日	二〇〇六年六月三十日
(a)	固定資產之資本承擔		
	已簽約但未在賬目中備付	9,954	5,345
	已批准但未簽約	369	563
(b)	投資項目之資本承擔		
	已簽約但未在賬目中備付	5	11
(c)	本集團應佔合營項目之資本承擔：		
	已簽約但未在賬目中備付	2	3
	已批准但未簽約	1	7

(d) 就銀行及財務機構給予共同控制公司的借款所作的保證承擔港幣三十三億九千萬元（二〇〇六年六月三十日：港幣五十三億元）及其他擔保港幣二百萬元（二〇〇六年六月三十日：港幣二百萬元）。

19. 比較數字

部份比較數字已重新陳述，以附合本期表列。

業績檢討

本集團截至二〇〇六年十二月三十一日止六個月可撥歸公司股東溢利為港幣一百零九億一千萬元，較去年同期港幣一百三十五億零五百萬元減少港幣二十五億九千五百萬元或百分之十九。本期賬目所示溢利已包括投資物業公平價值（扣除遞延稅項）之增加為港幣五十六億三千九百萬元，去年同期為港幣七十四億二千六百萬元。期內基礎淨溢利並不包括投資物業公平價值之變動為港幣五十二億九千七百萬元，較去年同期港幣六十億七千九百萬元減少港幣七億八千二百萬元或百分之十二點九。溢利減少主要由於物業銷售之較低溢利貢獻，較去年上半年度下跌港幣十四億一千八百萬元或百分之三十至港幣三十二億八千一百萬元，大部份減少原因乃由於較少的物業發展邊際利潤。強勁的租金收益增長令部份溢利下降得以抵銷。期內淨租金收益增長至港幣二十五億三千五百萬元，較去年上半年度港幣二十二億三千五百萬元上升百份之十三點四，主要來自各類物業，尤其是寫字樓，於重訂租金合約時之租金調升。

財務來源及流動資本

(a) 淨債項及負債比率

本集團財政狀況保持強勁，維持較低的負債比率及較高利息倍數比率。二〇〇六年十二月三十一日的負債比率（按淨債項相對公司股東資金比例來計算）為百分之十七點五，二〇〇六年六月三十日為百分之十三點四。本期利息倍數比率（按基礎營業溢利及撥作資本性支出前的淨利息支出的比例來計算）為十點四倍，去年同期為十三點八倍。

集團於二〇〇六年十二月三十一日的債項總額為港幣三百七十七億九千一百萬元。其中港幣十六億七千三百萬元為集團附屬公司，三號幹線（郊野公園段）有限公司以其資產抵押作擔保的銀行借款。集團其餘借款均無抵押。扣除銀行存款及現金港幣六十九億七千一百萬元後的淨債項為港幣三百零八億二千萬元。集團總債項的到期組合如下：

	二〇〇六年十二月三十一日 港幣百萬元	二〇〇六年六月三十日 港幣百萬元
償還期為：		
一年內	**1,231**	2,950
一年後及兩年內	**4,468**	1,815
兩年後及五年內	**29,342**	22,902
五年後	**2,750**	2,570
借款總額	**37,791**	30,237
銀行存款及現金	**6,971**	7,806
淨債項	**30,820**	22,431

(b) 庫務政策

集團的整體融資及庫務事宜均集中在集團中央層面管理及監控。於二〇〇六年十二月三十一日，集團百分之九十二的債項是經由全資擁有的財務附屬公司而餘下百分之八是經由業務性附屬公司借入的。

集團因擁有龐大以港元為主的資產基礎及業務現金流量，外匯風險減到最少。於二〇〇六年十二月三十一日集團約百分之九十三的借款為港元借款，百分之四的借款為星加坡元借款，百分之二的借款為美元借款及百分之一的借款為其他貨幣借款。外國貨幣借款主要用作對香港以外物業項目的融資。

財務來源及流動資本(續)

(b) 庫務政策(續)

集團的借款主要以浮息計算。集團發行的定息票據，已透過利率掉期合約轉為浮息債項。金融衍生工具的運用均受到嚴格監控並只用作管理集團借款的基本風險。本集團一貫的政策是不會進行投機性的衍生工具交易。

於二〇〇六年十二月三十一日未到期的有關定息掉換浮息掉期合約之公平價值對沖總額為港幣二十九億元及貨幣掉期合約(用以對沖償還美元債項本金)總額為港幣二億三千四百萬元。

資產抵押

於二〇〇六年十二月三十一日，集團附屬公司數碼通抵押部分銀行存款總額港幣三億三千萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。此外，集團附屬公司，三號幹線(郊野公園段)有限公司，抵押其資產賬面淨值共港幣四十八億元作為銀行借款抵押品。除以上兩項資產抵押外，集團其他資產均無抵押。

或然負債

於二〇〇六年十二月三十一日，集團的或然負債是關於銀行給予共同控制公司的借款所作保證承擔及其他擔保總額港幣三十三億九千二百萬元(二〇〇六年六月三十日：港幣五十三億零二百萬元)。

董事及行政總裁之權益

於二〇〇六年十二月三十一日，根據《證券及期貨條例》第XV部所規定，董事及行政總裁等於本公司及其相關法團之股份、股本衍生工具、相關股份及債權證中的權益及淡倉之詳情如下：

1. 本公司股份及相關股份好倉權益：

董事姓名	個人	配偶或18歲以下之子女	公司	其他	股本衍生工具（購股權）	總數	佔已發行股份百分比
郭炳湘	75,000	–	–	1,080,972,522[1]	–	1,081,047,522	43.39
李兆基	486,340	–	343,000[2]	–	–	829,340	0.03
郭炳江	1,976,281	304,065	–	1,079,022,214[1]	–	1,081,302,560	43.39
郭炳聯	75,000	–	–	1,082,165,895[1]	–	1,082,240,895	43.43
王于漸	–	1,000	–	–	–	1,000	0
李家祥	–	–	18,000	–	–	18,000	0
盧超駿	90,000	–	–	–	–	90,000	0
陳啓銘	41,186	–	–	–	–	41,186	0
陳鉅源	–	66,000	126,500	–	–	192,500	0
鄺　準	777,722	339,358	–	–	–	1,117,080	0.04
黃奕鑑	145,904	–	–	–	–	145,904	0
黃植榮	195,999	–	–	–	–	195,999	0
胡家驃（胡寶星之替代董事）	–	1,000	–	–	–	1,000	0

附註：

1. 由於郭炳湘先生、郭炳江先生及郭炳聯先生為某些酌情信託之受益人，此等權益（按《證券及期貨條例》而言）視作他們之權益。於此股權中，1,058,988,347股屬相同權益，並因此重複計算為該三位董事之權益。

2. 李兆基博士被視為透過Superfun Enterprises Limited（「Superfun」）擁有343,000股權益。Superfun乃香港中華煤氣有限公司（「煤氣」）之全資附屬公司。而恒基兆業發展有限公司（「恒發」）擁有「煤氣」38.47%權益。而「恒發」中之67.94%實由一間由恒基兆業地產有限公司（「恒地」）全資持有之Kingslee S.A.擁有。恒基兆業有限公司（「恒兆」）擁有「恒地」57.80%權益。Hopkins (Cayman) Limited為一單位信託（「單位信託」）之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 相聯法團之股份及相關股份好倉權益：

(a) 新意網集團有限公司：

董事姓名	個人	其他	股本衍生工具(購股權)	總數	佔已發行股份百分比
郭炳湘	–	1,070,000*	60,000	1,130,000	0.05
郭炳江	–	1,070,000*	60,000	1,130,000	0.05
郭炳聯	–	1,742,500*	116,666	1,859,166	0.09
陳啓銘	115,000	–	–	115,000	0
陳鉅源	–	–	60,000	60,000	0
鄺　準	300,000	–	–	300,000	0.01
黃奕鑑	100,000	–	60,000	160,000	0
黃植榮	109,000	–	–	109,000	0

附註：
* 由於郭炳湘先生、郭炳江先生及郭炳聯先生為某些酌情信託之受益人，此等權益(按《證券及期貨條例》而言)視作他們之權益。於此股權中，1,070,000股為相同權益，並因此重複計算為該三位董事之權益。

(b) 數碼通電訊集團有限公司：

董事姓名	其他	佔已發行股份百分比
郭炳聯	2,237,767	0.38

(c) 載通國際控股有限公司：

董事姓名	個人	佔已發行股份百分比
郭炳湘	61,522	0.01
郭炳聯	393,350	0.09
鍾士元	18,821	0

(d) 富聯國際集團有限公司：

董事姓名	配偶或18歲以下之子女	佔已發行股份百分比
馮國經	3,985,272	0.76

(e) 郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：

相聯法團名稱	透過法團持有	透過法團持有佔已發行股份百分比	法團實則持有	實則持有佔已發行股份百分比
Splendid Kai Limited	2,500	25	1,500*	15
Hung Carom Company Limited	25	25	15*	15
Tinyau Company Limited	1	50	1*	50
舉捷有限公司	8	80	4*	40

附註：
* 該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，此等權益(按《證券及期貨條例》而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中為相同權益，並因此重複計算為該三位董事之權益。

(f) 李兆基博士於下列相關法團之股份中，持有以下公司權益：

相關法團名稱	總數	佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝－裕民聯營建築有限公司	1[9]	50
裕運(香港)有限公司	1[10]	50
Fullwise Finance Limited	2[11]	50
金騏有限公司	1[12]	50
翠玉地產資源有限公司	1[13]	25
Joy Wave Development Limited	1[14]	50
嘉樂威有限公司	2,459[15]	24.59
美福發展有限公司	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
半島豪庭管理服務有限公司	1[18]	50
盛意發展有限公司	1[19]	25
星際發展有限公司	1[20]	33.33
添富利物業有限公司	4,918[21]	49.18
紅磡建築有限公司	1[22]	50
旋高發展有限公司	1[23]	50
旋高工程管理有限公司	1[24]	50
World Space Investment Limited	4,918[25]	49.18

附註：

1. 李兆基博士被視為透過Superfun Enterprises Limited(「Superfun」)擁有343,000股權益。Superfun乃香港中華煤氣有限公司(「煤氣」)之全資附屬公司。而恒基兆業發展有限公司(「恒發」)擁有「煤氣」38.47%權益。而「恒發」中之67.94%實由一間由恒基兆業地產有限公司(「恒地」)全資持有之Kingslee S.A.擁有。恒基兆業有限公司(「恒兆」)擁有「恒地」57.80%權益。Hopkins (Cayman) Limited為一單位信託(「單位信託」)之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 李兆基博士被視為透過裕運(香港)有限公司(「裕運」)擁有2股權益。「裕運」為「恒地」全資持有之Masterland Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

3. 李兆基博士被視為透過 Chico Investment Limited(「Chico」)擁有1股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

4. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

5. 李兆基博士被視為透過 Central Waterfront Property Investment Holdings Limited(「Central Waterfront」)擁有100股權益。Central Waterfront 被Primeland Investment Limited (「Primeland」)持有其50% 權益，而Primeland 則被Starland International Limited(「Starland」)持有其68.42% 權益，Starland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

6. 李兆基博士被視為透過 Primeland Investment Limited(「Primeland」)擁有50股權益。Starland International Limited(「Starland」)為「恒地」之全資附屬公司，持有Primeland 68.42% 權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

7. 李兆基博士被視為透過 Starland International Limited(「Starland」)擁有1股權益。Starland 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

8. 李兆基博士被視為透過兆權發展有限公司(「兆權」)擁有100股權益。「兆權」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

9. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

10. 李兆基博士被視為透過Masterland Limited(「Masterland」)擁有1股權益。Masterland 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

11. 李兆基博士被視為透過裕通(香港)有限公司(「裕通」)擁有2股權益。Masterland Limited(「Masterland」)為「恒地」之全資附屬公司,持有「裕通」50% 權益。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

12. 李兆基博士被視為透過Atex Resources Limited(「Atex」)擁有1股權益。「Atex」為「恒地」全資持有之Mightymark Investment Limited全資擁有。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

13. 李兆基博士被視為透過Citiplus Limited(「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

14. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

15. 李兆基博士被視為透過 Chico Investment Limited(「Chico」)擁有 2,459股權益。Chico為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

16. 李兆基博士被視為透過 Quickcentre Properties Limited(「Quickcentre」)擁有3,050股權益。Quickcentre 被恒基(中國)投資有限公司(「恒基(中國)投資」)持有其100% 權益,「恒基(中國)投資」被Andcoe Limited(「Andcoe 」)全資擁有,Andcoe 則為恒基中國集團有限公司(「恒基中國集團」)之全資附屬公司。Brightland Enterprises Limited (「Brightland」)則持有「恒基中國集團」100% 權益,Brightland為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

17. 李兆基博士被視為透過Citiplus Limited(「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

18. 李兆基博士被視為透過偉邦物業管理有限公司(「偉邦」)擁有1股權益。「偉邦」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

19. 李兆基博士被視為透過Citiplus Limited(「Citiplus」(擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

20. 李兆基博士被視為透過恒基兆業發展有限公司(「恒發」)擁有1股權益。「恒發」由Kingslee S.A.(「Kingslee」)持有67.94% 權益,而Kingslee 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

21. 李兆基博士被視為透過Billion Ventures Limited(「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited(「Chico」)持有50% 權益,而 Chico 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

22. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

23. 李兆基博士被視為透過Dandy Investments Limited(「Dandy」)擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

24. 李兆基博士被視為透過Dandy Investments Limited(「Dandy」)擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述,李兆基博士被視為擁有「恒地」之權益。

25. 李兆基博士被視為透過Billion Ventures Limited (「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited(「Chico」)持有50% 權益,而 Chico 為「恒地」之全資附屬公司。如附註1所述、李兆基博士被視為擁有「恒地」之權益。

本公司董事及行政總裁於本公司及其相關法團之購股權(亦被視為以實物交收非上市證券衍生工具)已詳列於下文「購股權計劃」部分。

除以上所披露外,於二〇〇六年十二月三十一日,並無董事及行政總裁,根據《證券及期貨條例》第XV部之第7及第8分部,被視為於本公司及其相關法團之股份、股本衍生工具、相關股份及債權證及淡倉中持有權益,而須記錄在根據《證券及期貨條例》第352條或須知會本公司及根據「上市規則」之上市公司董事進行證券交易的標準守則而須知會聯交所。

購股權計劃

1. 本公司之購股權計劃

本公司曾於一九九七年十一月二十日採納一個購股權計劃(「前購股權計劃」),自採納有關計劃以來,本公司已分別於二○○○年二月十五日及二○○一年七月十六日授出購股權二次。第一次及第二次授出之購股權均已分別於二○○五年二月十四日及二○○六年七月十五日失效。

本公司於二○○二年十二月五日舉行之股東特別大會上,為遵守「上市規則」第十七章新修訂條文之規定,已動議通過採納新購股權計劃(「新購股權計劃」)、及終止「前購股權計劃」之決議案。本公司不得再根據「前購股權計劃」授出購股權。然而,根據此計劃授出的上述尚未行使購股權,將須繼續受此股權計劃的條文及「上市規則」第十七章新修訂的條文規管。自採納「新購股權計劃」以來,並未有任何人士獲授予此計劃之購股權。

董事及行政總裁於二○○六年十二月三十一日之「前購股權計劃」之購股權數目結餘情況,詳列如下:

			購股權數目					
董事姓名	授出日期	行使價(港元)	於2006年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於2006年12月31日之結餘	加權平均收市價(港元)*
郭炳湘	16.7.2001	70.00	75,000	–	75,000	–	0	78.80
郭炳江	16.7.2001	70.00	75,000	–	75,000	–	0	78.80
郭炳聯	16.7.2001	70.00	75,000	–	75,000	–	0	78.80
陳啓銘	16.7.2001	70.00	75,000	–	75,000	–	0	78.95
陳鉅源	16.7.2001	70.00	75,000	–	75,000	–	0	78.80
鄺 準	16.7.2001	70.00	75,000	–	75,000	–	0	78.80
黃奕鑑	16.7.2001	70.00	75,000	–	75,000	–	0	78.80
黃植榮	16.7.2001	70.00	75,000	–	75,000	–	0	78.80

附註:

* 於緊接行使購股權日期前本公司股份之加權平均收市價。

除以上披露之有關董事及行政總裁購股權外,於二○○六年十二月三十一日止之六個月內,按《僱傭條例》所指的「連續合約」工作的僱員的「前購股權計劃」之購股權情況,總列如下:

		購股權數目					
授出日期	行使價(港元)	於2006年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於2006年12月31日之結餘	加權平均收市價(港元)*
16.7.2001	70.00	210,000	-	174,000	36,000	0	79.04

附註:

* 於緊接行使購股權日期前本公司股份之加權平均收市價。

除上述獲授「前購股權計劃」之購股權的人士外,本公司並無授出該購股權予其他人士,故無須根據「上市規則」第17.07條作出披露。

2. 附屬公司之購股權計劃

(a) 新意網集團有限公司之前購股權計劃

新意網集團有限公司(「新意網」)曾採納一個購股權計劃(「新意網前購股權計劃」)，詳情載於「新意網」於二○○○年三月六日刊發之售股章程附錄5內。「新意網」在二○○二年十二月三日舉行之股東週年大會上動議通過採納新購股權計劃(「新意網新購股權計劃」)、及終止「新意網前購股權計劃」之決議案。此安排並已獲本公司於二○○二年十二月五日之股東特別大會上通過有關決議案批准，而正式生效。「新意網」不得再根據「新意網前購股權計劃」授出購股權。然而，根據此計劃授出的尚未行使購股權，將須繼續受此股權計劃的條文及香港聯合交易所有限公司之創業板上市規則第二十三章的條文規管。自採納「新意網前購股權計劃」以來，「新意網」授出購股權四次。而其中行使價為每股港幣10.38元之購股權已於二○○五年十二月三十日失效。

行使價為每股港幣3.885元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二○○一年十一月十五日起計三年內行使；
(ii) 另外三分一之購股權可於二○○二年十一月十五日起計三年內行使；
(iii) 餘下三分一之購股權可於二○○三年十一月十五日起計三年內行使；及
(iv) 購股權之行使時限已於二○○六年十一月十四日營業時間完畢後止。

行使價為每股港幣2.34元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二○○二年三月二十日起計三年內行使；
(ii) 另外三分一之購股權可於二○○三年三月二十日起計三年內行使；
(iii) 餘下三分一之購股權可於二○○四年三月二十日起計三年內行使；及
(iv) 購股權之行使時限將於二○○七年三月十九日營業時間完畢後止。

行使價為每股港幣1.43元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二○○三年七月八日起計三年內行使；
(ii) 另外三分一之購股權可於二○○四年七月八日起計三年內行使；
(iii) 餘下三分一之購股權可於二○○五年七月八日起計三年內行使；及
(iv) 購股權之行使時限將於二○○八年七月七日營業時間完畢後止。

(b) 新意網集團有限公司之新購股權計劃

自二○○二年十二月五日採納「新意網新購股權計劃」以來，「新意網」已授出購股權二次。

行使價為每股港幣1.59元之購股權可根據下列條款行使：

(i) 於二○○四年十一月二十九日起計三年內可行使最多三分一之購股權；
(ii) 於二○○五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權；
(iii) 於二○○六年十一月二十九日起計三年內可行使其餘或全數購股權；及
(iv) 購股權之行使時限將於二○○九年十一月二十八日營業時間完畢後止。

行使價為每股港幣1.41元之購股權，於二○○五年十一月十日起計三年內可行使全數購股權，購股權之行使時限將於二○○八年十一月九日營業時間完畢後止。

本公司董事及行政總裁於二〇〇六年十二月三十一日之「新意網前購股權計劃」及「新意網新購股權計劃」之購股權數目結餘情況，詳列如下：

			購股權數目				
董事姓名	授出日期	行使價(港元)	於2006年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於2006年12月31日之結餘
郭炳湘	7.4.2001	2.34	60,000	–	–	–	60,000
郭炳江	7.4.2001	2.34	60,000	–	–	–	60,000
郭炳聯	7.4.2001	2.34	116,666	–	–	–	116,666
陳鉅源	7.4.2001	2.34	60,000	–	–	–	60,000
黃奕鑑	7.4.2001	2.34	60,000	–	–	–	60,000

除以上披露之有關本公司董事及行政總裁購股權外，於二〇〇六年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的本公司僱員的「新意網前購股權計劃」及「新意網新購股權計劃」之購股權情況，總列如下：

		購股權數目						
授出日期	行使價(港元)	於2006年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於2006年12月31日之結餘		加權平均收市價(港元)*
30.11.2000	3.885	295,833	0	0	295,833	0		不適用
7.4.2001	2.340	330,000	0	0	0	330,000		不適用
8.7.2002	1.430	550,000	0	366,667	183,333	0		1.88
29.11.2003	1.590	1,700,000	0	1,129,667	0	570,333		1.89
10.11.2005	1.410	1,570,000	0	1,570,000	0	0	900,333	1.88

附註：

* 於緊接行使購股權日期前新意網股份之加權平均收市價。

除上述獲授「新意網前購股權計劃」及「新意網新購股權計劃」之購股權的人士外，本公司並無授出該購股權予其他人士，故無須根據「上市規則」第17.07條作出披露。

(c) 互聯優勢有限公司之購股權計劃

本公司另批准其附屬公司互聯優勢有限公司(「互聯優勢」)之購股權計劃(「互聯優勢購股權計劃」)。此公司之董事會可向其全職僱員及執行董事授出可認購其股份之購股權，股份數目不得超逾其不時已發行股本之百分之十。「互聯優勢」之購股權可於不少於三年的期間內，隨時遵照「互聯優勢購股權計劃」的條款行使，有關時限須由授出購股權當日起至「互聯優勢」董事會釐定的日期或二〇一〇年二月二十八日(以較早者為準)止。自採納該計劃以來，因所述之購股權並無授予任何人士，根據「上市規則」，無須作出任何披露。

主要股東之權益

於二〇〇六年十二月三十一日，根據《證券及期貨條例》第XV部所規定，除以上披露之董事及行政總裁外，以下人士持有本公司股份好倉權益：

名稱	受託人權益	公司權益	實益擁有人	其他權益	總數	佔已發行股份之百份比
HSBC International Trustee Limited	1,085,060,220	589,971	–	–	1,085,650,191*	43.58
Cerberus Group Limited	–	1,056,638,347	–	–	1,056,638,347*	42.42
Vantage Captain Limited	–	75,830,929	980,807,418	–	1,056,638,347*	42.42
Capital Research and Management Company	–	–	–	148,778,000	148,778,000	5.97

附註：

* Vantage Captain Limited (「VCL」) 持有權益之股份屬 Cerberus Group Limited (「CGL」) 擁有權益之相同股份，而CGL擁有之股份屬HSBC International Trustee Limited (「HITL」) 擁有權益股份之組成部份。於二〇〇六年十二月三十一日，VCL、CGL 及HITL 實際持有本公司1,058,988,347股重複權益，此重複權益為前文「董事及行政總裁之權益」內第一點附註所提及之股份相同。

其他人士權益

於期內，除以上所披露董事、行政總裁及主要股東於本公司及其相關法團之股份及股本衍生工具中之權益外，並無其他人士之權益記錄在根據《證券及期貨條例》第336條須予備存的登記冊內。

購買、出售或贖回本公司上市證券

於期內，本公司或其任何附屬公司概無購買或贖回本公司之股本證券。

中期股息

董事局宣佈本公司將於二〇〇七年四月二日分派每股現金中期股息港幣七角(二〇〇五年：每股港幣七角)給予在二〇〇七年三月二十九日已登記在股東名冊上的股東。

本公司將於二〇〇七年三月二十一日至三月二十九日止首尾兩天在內，暫停辦理股票過戶手續，已購買本公司股票人士，為確保收取股息，請將購入的股票連同過戶文件，於二〇〇七年三月二十日下午四時前送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理登記。

聯屬公司之財務資助及融資擔保

有關本集團曾向聯營公司及共同控制公司(統稱「聯屬公司」，定義詳見上市規則第十三章)提供財務資助及為其所獲融資提供擔保之總額超逾「上市規則」規定為8%之有關百分比率，須根據「上市規則」第13.22條所規定作出持續披露，截至二〇〇六年十二月三十一日止，「聯屬公司」備考合併資產負債表及集團應佔「聯屬公司」權益如下：

	備考合併資產負債表 港幣百萬元	本集團應佔權益 港幣百萬元
非流動資產	78,086	35,827
流動資產	7,853	3,422
流動負債	(2,739)	(1,197)
非流動負債	(69,517)	(31,361)
	13,683	6,691

董事買賣證券守則

於有關會計期間內，本公司已採納「上市規則」附錄十所列載有關董事進行證券交易的標準守則，並確定所有董事已遵守其標準。

審核委員會

審核委員會已審閱本集團採納的會計原則及準則，並與管理層討論有關審核、內部監控及財務報告事宜，包括審閱本公司截至二〇〇六年十二月三十一日止六個月的未經審核中期財務業績。

企業管治

截至二〇〇六年十二月三十一日止六個月內，本公司已遵守載列於「上市規則」附錄十四之企業管治常規守則的條文(「守則條文」)，除下述之情況外：

「守則條文」A.2.1條規定主席與行政總裁之角色應有區分，並不應由一人同時兼任。因應現有之企業架構，主席及行政總裁之角色並無區分。儘管主席及行政總裁之角色均由一位人士所擔任，惟權力並非集中於一人，其責任亦同時由兩位副主席所分擔。所有重大決定均經由董事局、適當之董事局委員會及高級管理層商議後才作出，另董事局包含四位獨立非執行董事，為集團帶來獨立及不同之觀點。因此，董事局認為已具備足夠的權力平衡及保障。

承董事局命
黎浩佳
公司秘書
香港，二〇〇七年三月七日



▲九龍站環球貿易廣場　International Commerce Centre, Kowloon Station



▲元朗葡萄園　The Vineyard, Yuen Long

集團將繼續興建優質物業，提供多元化單位面積、嶄新設計、更理想間隔及完善設施，以滿足顧客對家的要求及期望。於未來九個月內推售主要項目包括元朗葡萄園、九龍順寧道項目及九龍站發展項目的住宅單位。

收租物業出租率維持於百分之九十四的高水平。九龍站環球貿易廣場的全部工程將於二〇一〇年落成，首期四十五萬平方呎寫字樓，將於今年底落成。東九龍創紀之城六期將提供約四十萬平方呎寫字樓，預計於二〇〇七年中落成。

至於內地業務方面，上海國際金融中心的上蓋建築、浦西淮海中路綜合發展項目的工程及浦東江畔世界級豪華住宅的規劃均進展順利，而杭州及無錫兩個合資項目工程已展開。集團正積極在內地一些主要城市尋找新地產項目。

The Group will keep offering premium-quality developments with a diverse mix of flats, innovative designs, better layouts and comprehensive facilities to meet customers' preferences and aspirations for their homes. The Vineyard in Yuen Long, a project on Shun Ning Road in Kowloon and the residential units in the Kowloon Station development will go on the market in the next nine months.

Occupancy of the Group's rental portfolio remains high at 94 per cent. The entire International Commerce Centre will be finished in 2010 and the first 450,000 square feet of office space is scheduled for completion by the end of 2007. Another 400,000 square feet of office space in Millennium City Phase 6 in East Kowloon is scheduled for completion in mid 2007.

Work on the superstructure of Shanghai IFC is progressing well, as is construction of the Huai Hai Zhong Road complex in Puxi and the planning of a world-class luxury residential project on the Pudong waterfront. Construction of joint-venture projects in Hangzhou and Wuxi has also begun. The Group is actively looking for new property projects in major mainland cities.



▲浦東上海國際金融中心　Shanghai IFC, Pudong



▲浦西淮海中路項目　Huai Hai Zhong Road Project, Puxi



▲西九龍曼克頓山　Manhattan Hill, West Kowloon



▲東九龍APM商場　APM, East Kowloon

Board of Directors and Committees

BOARD OF DIRECTORS

Executive Directors	KWOK Ping-sheung, Walter, *Chairman & Chief Executive*
	KWOK Ping-kwong, Thomas, *Vice Chairman & Managing Director*
	KWOK Ping-luen, Raymond, *Vice Chairman & Managing Director*
	CHAN Kai-ming
	CHAN Kui-yuen, Thomas
	KWONG Chun
	WONG Yick-kam, Michael
	WONG Chik-wing, Mike
Non-Executive Directors	LEE Shau-kee, *Vice Chairman*
	WOO Po-shing
	LI Ka-cheung, Eric
	KWAN Cheuk-yin, William
	LO Chiu-chun, Clement
	WOO Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*
Independent Non-Executive Directors	CHUNG Sze-yuen
	FUNG Kwok-king, Victor
	Dicky Peter YIP
	WONG Yue-chim, Richard

COMMITTEES

Audit Committee	CHUNG Sze-yuen*
	Dicky Peter YIP
	LI Ka-cheung, Eric
Remuneration Committee	CHUNG Sze-yuen*
	LO Chiu-chun, Clement
	WONG Yue-chim, Richard
Nomination Committee	WONG Yue-chim, Richard*
	KWAN Cheuk-yin, William
	Dicky Peter YIP

* *Committee Chairman*

Financial Highlights and Corporate Information

FINANCIAL HIGHLIGHTS

For the six months ended 31 December	2006	2005	Change (%)
Financial Highlights (HK$million)			
Turnover	**14,781**	14,466	+2.2
Gross rental income[1]	**3,498**	3,126	+11.9
Net rental income[1]	**2,535**	2,235	+13.4
Profit attributable to company's shareholders	**10,910**	13,505	-19.2
Underlying profit attributable to company's shareholders[2]	**5,297**	6,079	-12.9
Financial Information per share (HK$)			
Earnings	**4.38**	5.62	-22.1
Underlying earnings[2]	**2.13**	2.53	-15.8
Interim dividend	**0.70**	0.70	Flat

Notes: 1. Including contributions from jointly-controlled entities and associates.
2. Excluding revaluation surplus of investment properties net of deferred tax.

CORPORATE INFORMATION

Company Secretary
LAI Ho-kai, Ernest

Registered Office
45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone: (852) 2827 8111
Facsimile: (852) 2827 2862
Website: www.shkp.com
E-mail: shkp@shkp.com

Auditors
Deloitte Touche Tohmatsu

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East, Hong Kong

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong & Shanghai Banking Corporation Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd
Sumitomo Mitsui Banking Corporation
Hang Seng Bank Limited
Mizuho Corporate Bank, Ltd
Industrial and Commercial Bank of China
Standard Chartered Bank (HK) Ltd
Bank of Communications
BNP Paribas

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

I am pleased to present my report to the shareholders.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2006 was HK$10,910 million, including a revaluation surplus on investment properties of HK$5,639 million net of deferred tax, compared to HK$13,505 million for the corresponding period last year. Earnings per share were HK$4.38, compared to HK$5.62 for the same period last year.

If the effect of fair-valuation changes on investment properties had been excluded, the underlying net profit for the period would be HK$5,297 million, as compared to HK$6,079 million for the corresponding period last year. Underlying earnings per share would be HK$2.13, compared to HK$2.53 for the same period last year.

DIVIDEND

The directors have recommended the payment of an interim dividend of HK$0.70 per share for the six months ended 31 December 2006, the same as that for the corresponding period last year. It will be payable on 2 April 2007 to shareholders whose names appear on the Register of Members of the Company on 29 March 2007.

BUSINESS REVIEW

Property Sales

Property sales turnover for the period under review as recorded in the accounts was HK$6,888 million, compared with HK$7,283 million during the same period last year. The Group sold and presold an attributable HK$7,500 million worth of properties in Hong Kong during the period, compared to HK$1,748 million last year. Major projects sold included Park Island Phase 5 on Ma Wan, Severn 8 on The Peak and Harbour Green in West Kowloon.

The Group completed four projects consisting of 2.2 million square feet of attributable floor area during the period, of which 1.9 million square feet are residential area for sale. Details are shown below:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Harbour Green	8 Sham Mong Road West Kowloon	Residential	Joint venture	1,110,000
The Vineyard	23 Ngau Tam Mei Road Yuen Long	Residential	100	383,000
Manhattan Hill	1 Po Lun Street West Kowloon	Residential/ Shopping centre	33	376,000
Royal View Hotel	353 Castle Peak Road Ting Kau	Hotel	100	310,000
Total				**2,179,000**

Hong Kong Land Bank

The Group continued to replenish its land bank in Hong Kong. It currently holds 42.5 million square feet of properties in Hong Kong, consisting of 22.7 million square feet of completed investment properties and 19.8 million square feet of properties under development. The Group also holds more than 23 million square feet of agricultural land in terms of site area. The majority of these sites are in the process of land use conversion and located along existing and planned railways in the New Territories.

Seven sites were added to the Group's land bank in Hong Kong since July 2006, through rail company tenders, government auctions, conversions and private negotiations. The total gross floor area amounted to 3.6 million square feet, most of which is for residential use. This includes the recently-won, mixed-use project above the MTR Tseung Kwan O Station and an industrial site in Kwun Tong.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
West Rail Tuen Mun Station Development	Residential/ Shopping centre	Joint venture	1,556,000
Tseung Kwan O Area 56 Development	Residential/Office/ Hotel	Joint venture	1,541,000
Ngau Tam Mei Phase 1A Yuen Long	Residential	100	48,000
195 Prince Edward Road West Kowloon	Residential	100	46,000
12 Mount Kellett Road The Peak	Residential	100	43,000
Tsing Lung Tau Lot 68	Residential	100	9,000
181 Hoi Bun Road Kwun Tong	Industrial	100	309,000
Total			**3,552,000**

Property Development

Homebuyers have greater confidence as a result of an improving job market and consecutive years of pay rises. The volume of transactions in the residential market has risen modestly with stable prices since the middle of 2006, as fears over interest rate hikes diminished. More attractive mortgage interest rates in recent months have fuelled homebuyers' demand and market activity. Limited supply led to higher prices for luxury properties, and this sector continued to outperform the mass market.

The Group welcomed the government budget announced last week. The various relief measures and rebates, in particular the reduction in stamp duty on property transactions and waiving rates for two quarters, will encourage new homebuyers to enter the property market.

The period under review saw the Group continue to build on its leading position in the property market by delivering premium products and customer service. Severn 8 on The Peak set new standards for a deluxe townhouse development. The project has produced a very encouraging market response, with the Group's brand name helping it achieve record prices.

The Group remains committed to building homes with heart, offering premium developments with a range of flat sizes, efficient layouts and comprehensive clubhouse facilities to suit different people's needs and aspirations. The Group plans to complete an attributable 1.3 million square feet of properties in the second half of the current financial year, made up of the premium office space in Millennium City Phase 6 and the first phase of Kowloon Station Development Packages 5, 6 & 7, which will be mainly residential units for sale.

Property Investment

The Group's gross rental income for the period under review, including its share from joint-venture investment properties, was up 12 per cent to HK$3,498 million. Net rental income for the period was HK$2,535 million, an increase of 13 per cent over the previous year. Occupancy of the Group's rental portfolio remains high at 94 per cent. Overall rental income growth was primarily driven by increased rents for new leases and renewals for all types of property, with better growth from the office portfolio.

Office rents have risen mainly because of steady high demand, particularly in prime areas where the booming financial sector has sought space to expand. The Group's diverse office portfolio performed well in this positive environment, and new office projects to be completed over the next four years will further boost rental income.

The most significant office project under development is International Commerce Centre. This will be the tallest building in Hong Kong when completed in 2010, and it is destined to be both a landmark and a prestigious business address. The project is above Kowloon Station on the Airport Express, with easy access to Central and the airport, as well as the mainland via planned cross-border rail connections. It will incorporate a comprehensive range of facilities including two deluxe hotels – Ritz Carlton and W Hotel – and the stylish 900,000-square-foot Elements shopping mall set to open by the end of 2007. Soft marketing of the first 450,000 square feet of office space scheduled for completion by the end of this year is under way and the response has been encouraging. A marketing showroom will open shortly to support preliminary leasing.

Millennium City Phase 6 in East Kowloon is progressing as planned. It will contain approximately 400,000 square feet of superior office space with state-of-the-art facilities upon completion in mid 2007. The Group is also developing a large office project on Kwai Chung Town Lot 215. Construction of the first phase of 600,000 square feet is under way. Its modern design and international specifications will set a new benchmark for premium offices in the district. The completion of these projects will cement the Group's status as one of the largest grade-A office landlords in Hong Kong.

The local retail sector continued to do well and the Group's shopping centres attracted more visitors, benefiting retail tenants with higher traffic and turnover. The success of the APM and IFC malls, which are both fully let, has further reinforced the Group's leading position in the retail leasing market.

The Group will ensure that its shopping malls remain attractive by carrying out regular renovations, promotional campaigns and refinements to tenant mixes. World Trade Centre has been one of the most popular shopping malls in Causeway Bay. It has now been repositioned under the new name 'WTC more'. Renovations are under way to increase the retail area from 160,000 to 280,000 square feet, as nine office floors are being converted to retail use. It will be a chic modern hive of shopping and entertainment, offering customers a whole new experience.

Mainland Business

Robust economic growth, strong capital inflows and rising incomes resulted in buoyant property markets in most major mainland cities, while the macroeconomic control policies introduced in 2006 helped ensure a healthy, sustainable property market.

The Group currently owns an attributable 19.8 million square feet of gross floor area on the mainland, comprising 2.6 million square feet of completed investment properties and 17.2 million square feet of properties under development.

The Group's mainland business did well during the period under review. Foundations for the four-million-square-foot Shanghai IFC at Lujiazui in Shanghai are complete and work on the superstructure is under way. The world-class design and layout, up-to-date specifications and convenient location will provide excellent value to tenants. The first phase of 900,000 square feet of premium office space, a trendy shopping mall of one million square feet and a deluxe W Hotel will be completed by mid 2009. Completion of the whole project is planned for 2010, when the luxury Ritz Carlton Hotel will also begin operations.

The Huai Hai Zhong Road project at Puxi in Shanghai will have 2.7 million square feet, comprising a distinctive shopping mall of 1.2 million square feet, 1.3 million square feet of premium offices and 200,000 square feet of luxury residences. Construction has just begun and completion is scheduled for 2010. Planning of a world-class 1.7-million-square-foot luxury residential project on the Pudong waterfront with a world-renowned view of the Bund is in the final stages.

Construction recently began on 40-per-cent-owned joint-venture projects in Hangzhou and Wuxi. MIXC.Hangzhou will be completed in phases. The first phase of one million square feet of high-end residences and a shopping mall of 1.6 million square feet is scheduled for completion in 2009. Phase 1 of the Taihu International Community project in Wuxi with 1.2 million square feet of low-rise luxury residences is scheduled for completion in 2008. Marketing and pre-sales will commence later this year.

Rental properties in Shanghai continued to do well. Shanghai Central Plaza was virtually fully let with increased rents for both the office and retail space, and Shanghai Arcadia registered satisfactory occupancy during the period under review. The one-million-square-foot shopping mall that is part of Sun Dong An Plaza in Beijing was recently renamed 'Beijing APM'. It is undergoing a major revamp to reposition the mall as a major attraction for young shoppers with international brands and trendy stores in time for the 2008 Olympic Games. This will reinforce the mall's attraction as a shopping, dining and entertainment focus for both local residents and tourists. The 430,000 square feet of quality office space that forms the remainder of the project will also be refurbished soon.

Hotels

Visitor arrivals continued to grow in recent months and hotel industry's performance remained impressive. Given Hong Kong's status as a hub of finance, business and tourism, demand for hotel rooms is expected to keep rising.

The Group is developing two more premium-brand hotels at Kowloon Station to take advantage of the growing business opportunities. W Hotel is scheduled for completion in 2008 and Ritz Carlton in 2010. The newly-acquired project above the MTR Tseung Kwan O Station will also include a premium hotel. The recently-completed Royal View Hotel on the Ting Kau waterfront in Tsuen Wan will open for business soon, with most of the 691 guest rooms offering stunning views of the Tsing Ma and Ting Kau bridges. When all these hotels are in operation, the Group will own about 4,500 hotel rooms in Hong Kong in attributable terms.

The Group's Four Seasons, Royal Garden, Royal Plaza and Royal Park hotels performed well during the period under review, recording high average occupancy of 90 per cent and healthy increases in room rates.

Telecommunications and Information Technology

SmarTone

Competition in the mobile communication sector remained intense during the period under review. SmarTone continued to deliver growth in service revenue and net profit stabilized despite increases in operating expenses and handset subsidy amortization due to 3G. Riding on its leadership in service quality and innovation, the company will continue to focus on targeted customer segments to increase revenue market share. The Group is confident in SmarTone's prospects and will continue to hold the company as a long-term strategic investment.

SUNeVision

SUNeVision saw continued revenue growth and profitability in the period under review. Its iAdvantage subsidiary remained Hong Kong's leading carrier-neutral data centre operator and sustained its recruitment of new clients such as top-tier multinational and local firms, achieving satisfactory improvements in occupancy. The payment of normal and special dividends of approximately HK$1,400 million in October 2006 nonetheless left SUNeVision in a strong financial position with approximately HK$300 million in cash and interest-bearing securities on hand. The Group remains confident in the company's financial strength and earning prospects.

Transportation and Infrastructure

Transport International Holdings

Higher fuel prices, tunnel tolls and wages have affected the franchised bus business operated by Transport International Holdings (TIH), but the loss of patronage to new rails has stabilized and the results for the non-franchised transport business have been encouraging. TIH's investments in transport-related businesses on the mainland have made good progress and the company will continue to explore new opportunities on the mainland given the positive long-term outlook. The sale of its Manhattan Hill residential development in West Kowloon should enhance the company's financial position. TIH also owns 73 per cent of RoadShow Holdings Limited, which is mainly engaged in the media sales business in Hong Kong and on the mainland.

Other Infrastructure Businesses

The Wilson Group achieved satisfactory results during the period, as did both the River Trade Terminal and Airport Freight Forwarding Centre. Traffic on Route 3 (CPS) remained steady. All the Group's infrastructure projects are in Hong Kong, and given their potential to generate strong cash flows and good returns over time, the Group intends to hold them as long-term investments.

Corporate Finance

The Group is committed to conservative financial policies, maintaining high liquidity and low gearing. Its net debt to shareholders' funds ratio stood at 17.5 per cent as at 31 December 2006. Almost all the Group's banking facilities are unsecured, and a substantial majority of its borrowings are denominated in Hong Kong dollars so its foreign exchange risks are low. The Group does not take speculative derivative positions and it has no off-balance-sheet or contingent liabilities, except borrowings by joint-venture companies.

The Group always monitors its interest costs closely, and it will continue to source long-term funding at competitive rates in order to lengthen its debt maturity profile. It has ample committed undrawn facilities for its future business expansion. The Group issued a S$270 million bond in November 2006 and another US$300 million bond in early March 2007, both at competitive rates. The first bond will be used to finance the Orchard Turn project in Singapore and the second for general funding. The Group will continue to look for opportunities to further broaden its funding base to finance investments on the mainland.

The Group's robust financial condition and leading market position have earned it an A1 rating with a stable outlook from Moody's and an A rating with a stable outlook from Standard & Poor's. These are the highest ratings given to any developer in Hong Kong.

Customer Service

A dedication to offering the finest customer service is one of the major contributors to the Group's success. Its property-management subsidiaries Hong Yip and Kai Shing provide occupants of the Group's residential estates quality customer care, and this premier standard of service has been extended to the Group's shopping malls and office developments. The companies are widely recognized for their dedication to providing excellent service and working for a greener Hong Kong, winning numerous awards for service, eco-friendly maintenance and landscaping.

Membership in the SHKP Club now stands at over 250,000. The Club stages a variety of events to reinforce and complement the Group's ideal of Building Homes with Heart. The Club's recent 'Loving Home' campaign attracted a great deal of interest from members and the public. The Club's co-brand VISA card continues to offer members numerous shopping and other benefits.

Corporate Governance

Maintaining high standards of corporate governance in every aspect of its business is central to the Group's management philosophy. The Group adheres to this high standard of corporate governance through an effective board of directors, timely disclosure of information and a proactive investor-relations programme. Audit, Remuneration and Nomination committees are all in place, and the Group will continue its efforts to stay at the leading edge of best corporate governance practices.

The Group's effective management and good corporate governance are widely recognized by internationally-renowned financial publications. *Asiamoney* magazine ranked the Group number one among the Best Companies for Corporate Governance in both Hong Kong and Asia in 2006, and *Euromoney* ranked it the number one Property Developer in Hong Kong and Asia for the same year. The Group was also named the number one brand among Hong Kong developers in the 2006 Reader's Digest Trusted Brand Awards.

Corporate Citizenship

Supporting charities and educational initiatives are also priorities for the Group. Its SHKP Book Club continues to gather momentum and its book review competitions are extremely popular with students. The Young Writers' Debut competition will soon introduce a number of new stars on the local literary scene. The Group remains committed to funding numerous scholarships for deserving students at local and mainland educational institutions. The SHKP Mental Health Alliance has made strides in improving mental health in the community by organizing a wide range of seminars and workshops, as well as publishing a free mental health magazine.

The Group's staff are encouraged to become involved in community work via the SHKP Volunteer Team. There are also a wide variety of work-related courses provided for staff, offering opportunities to develop professionally, in addition to the career opportunities that the Group's management trainee and other programmes create for new recruits.

PROSPECTS

The global economy will continue to grow in 2007. While there may be monetary tightening in western economies because of inflationary pressures, US interest rates are likely to remain steady this year alongside moderate economic growth.

Growth in the mainland economy will continue to be robust this year due to the continuing inflow of foreign investment, rising domestic spending, and buoyant exports. With this positive external environment, increased local consumer confidence and ample liquidity will continue to drive Hong Kong's economy steadily forward.

The residential market in Hong Kong is expected to fare better this year. Household incomes have been rising with a better job market. Low mortgage interest rates, high affordability for buyers and renewed confidence will support the demand for housing. The supply of new units will keep declining to low levels over the next few years. All these suggest that prices should rise steadily in the years ahead.

The Group will continue replenishing its Hong Kong land bank through various means, particularly farmland conversion, in order to increase residential completions over the long term. It will keep offering premium-quality developments with a diverse mix of flats, innovative designs, better layouts, comprehensive facilities and total lifestyles to meet customers' preferences and aspirations for their homes. The Group's strong brand identity gives it enhanced development margins on projects.

The Group's property investment portfolio will continue to perform well, with higher rents for both new leases and renewals. Retail rents are expected to rise steadily as a result of buoyant local consumption and tourist spending. The grade-A office leasing market should stay active and rents remain firm if not higher, particularly for space in the Central core, because of demand from various sectors including investments, banking and multinational corporations.

Expansion in the mainland property sector will help drive the Group's long-term growth. The Group has been strengthening its China's team and is now actively looking for new property projects in major mainland cities. With the completion of new landmark projects, the Group aims to replicate its Hong Kong success and strong brand on the mainland.

The Group is developing 7.2 million square feet of investment property for rent in Hong Kong. These projects and landmarks like Shanghai IFC on the mainland will increase the Group's recurrent rental income over the next few years. The Group will also consider disposing of non-core property assets to increase asset turnover and shareholder value.

New residential developments will be offered for sale according to schedule for 2007. Projects set to go on the market in the next nine months include The Vineyard in Yuen Long, a project on Shun Ning Road in Kowloon and the residential units in the Kowloon Station development. Barring unforeseen circumstances, the results for the current financial year are expected to be solid.

APPRECIATION

Non-Executive Director Mr Law King Wan retired from the board in December 2006. He made substantial contributions to the Group's development during his many years of service, and on behalf of the board I would like to thank Mr Law for his valuable efforts.

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 7 March 2007

Consolidated Profit and Loss Account

For the six months ended 31 December 2006 (Expressed in millions of Hong Kong dollars)

	Notes	(Unaudited) Six months ended 31 December 2006	2005
Revenue	2(a)	14,781	14,466
Cost of sales and operating expenses		(8,220)	(6,188)
Gross profit		6,561	8,278
Other income		314	305
Selling and marketing expenses		(755)	(632)
Administrative expenses		(585)	(561)
Operating profit before change in fair value of investment properties	2(a)	5,535	7,390
Increase in fair value of investment properties		5,547	7,784
Operating profit after change in fair value of investment properties		11,082	15,174
Finance costs		(430)	(464)
Finance income		133	86
Net finance costs	3	(297)	(378)
Profit/(loss) on disposal of long-term investments less impairment	4	4	(13)
Share of results of associates		398	96
Share of results of jointly controlled entities		565	130
Share of increase in fair value of investment properties net of deferred tax held by associates and jointly controlled entities		1,064	1,010
	2(b)	2,027	1,236
Profit before taxation	5	12,816	16,019
Taxation	6	(1,816)	(2,429)
Profit for the period		11,000	13,590
Attributable to:			
Company's shareholders		10,910	13,505
Minority interests		90	85
		11,000	13,590
Interim dividend at HK$0.70 (2005: HK$0.70) per share		1,744	1,681
(Expressed in Hong Kong dollars)			
Earnings per share for profit attributable to Company's Shareholders	7(a)		
Basic		$4.38	$5.62
Diluted		$4.38	$5.62
Earnings per share excluding changes in fair value of investment properties net of deferred tax	7(b)		
Basic		$2.13	$2.53
Diluted		$2.13	$2.53

Consolidated Balance Sheet

As at 31 December 2006 (Expressed in millions of Hong Kong dollars)

	Notes	(Unaudited) 31 December 2006	(Audited) 30 June 2006
Non-current assets			
Investment properties		**123,143**	116,733
Fixed assets	8	**19,013**	17,173
Associates		**2,580**	2,102
Jointly controlled entities		**25,985**	21,944
Long-term investments	9	**5,685**	3,379
Loan receivables	10	**1,219**	1,397
Intangible asset	11	**666**	632
		178,291	163,360
Current assets			
Properties for sale		**45,247**	44,815
Debtors, prepayment and others	12	**16,137**	13,464
Short-term investments	13	**886**	1,353
Bank balances and deposits		**6,971**	7,806
		69,241	67,438
Current liabilities			
Bank and other borrowings		**(1,231)**	(2,950)
Trade and other payables	14	**(11,991)**	(12,116)
Deposits received on sale of properties		**(15)**	(19)
Taxation		**(3,349)**	(3,499)
		(16,586)	(18,584)
Net current assets		**52,655**	48,854
Total assets less current liabilities		**230,946**	212,214
Non-current liabilities			
Bank and other borrowings		**(36,560)**	(27,287)
Deferred taxation		**(14,900)**	(13,769)
Other long-term liabilities		**(663)**	(611)
		(52,123)	(41,667)
Net assets		**178,823**	170,547
Capital and reserves			
Share capital	15	**1,246**	1,246
Share premium and reserves		**174,732**	166,283
Shareholders' funds		**175,978**	167,529
Minority interests		**2,845**	3,018
Total equity		**178,823**	170,547

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2006 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December 2006	2005
Net cash from operating activities	6,876	2,229
Net cash used in investing activities	(10,602)	(5,979)
Net cash (used in)/from financing activities		
– net drawdown of bank and other borrowings	7,281	9,595
– dividends paid to shareholders	(3,738)	(3,602)
– dividends paid to minority shareholders	(261)	(71)
– others	(456)	(176)
	2,826	5,746
(Decrease)/increase in cash and cash equivalents	(900)	1,996
Cash and cash equivalents at beginning of period	7,406	6,132
Effect of foreign exchange rates changes	11	–
Cash and cash equivalents at end of period	6,517	8,128
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	6,193	8,069
Bank balances and cash	778	437
Bank overdrafts	(124)	(49)
	6,847	8,457
Less: Pledged bank deposits	(330)	(329)
	6,517	8,128

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2006 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December 2006	2005
Total equity at beginning of period	170,547	147,015
Exchange differences on translation of financial statements of foreign entities	211	(20)
Fair value gains/(losses) on available-for-sale investments	1,037	(125)
Fair value gains released on sale of available-for-sale investments	(9)	(78)
Net income/(expenses) recognized directly in equity	1,239	(223)
Profit attributable to shareholders for the period	11,000	13,590
Total recognized income for the period	12,239	13,367
Recognition of share-based payment	–	2
Proceeds from exercise of share options	54	11
Net changes in capital contributions to minority interests	(18)	(80)
Final dividend paid	(3,738)	(3,602)
Dividend paid to minority shareholders	(261)	(71)
Total equity at end of period	178,823	156,642
Total recognized income for the period attributable to:		
Company's shareholders	12,133	13,285
Minority interests	106	82
	12,239	13,367

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2006.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, "HKFRSs") which are effective for accounting periods beginning on or after 1 January 2006. The adoption of these HKFRSs has no significant impact on the Group's results and financial position.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. SEGMENT RESULTS

(a) The Company and its subsidiaries

The Group's revenue and results by business segments are analysed as follows:

	Revenue Six months ended 31 December		Profit after Taxation Six months ended 31 December	
	2006	2005	2006	2005
Property				
Property sales	6,888	7,283	2,633	4,644
Rental income	2,966	2,810	2,143	2,026
	9,854	10,093	4,776	6,670
Hotel operation	415	363	140	112
Telecommunications	2,102	1,860	48	59
Other businesses	2,410	2,150	578	559
	14,781	14,466	5,542	7,400
Other income			314	305
Unallocated administrative expenses			(321)	(315)
Operating profit before change in fair value of investment properties			5,535	7,390
Increase in fair value of investment properties			5,547	7,784
Operating profit after change in fair value of investment properties			11,082	15,174
Net finance costs			(297)	(378)
Profit/(loss) on disposal of long-term investments less impairment			4	(13)
Profit before taxation			10,789	14,783
Taxation			(1,816)	(2,429)
Profit after taxation			8,973	12,354

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS (CONT'D)

(a) The Company and its subsidiaries (cont'd)

Revenue from properties sales includes HK$36 million (2005: nil) from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other income includes mainly investment income from equity and bonds investments.

Less than ten per cent of the operations of the Group in terms of revenue and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of results of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Results Six months ended 31 December	
	2006	2005
Property		
Property sales	648	55
Rental income	392	209
	1,040	264
Hotel operation	57	–
Other businesses	78	106
Operating profit	1,175	370
Finance costs	(81)	(89)
Profit before taxation and share of increase in fair value of investment properties	1,094	281
Share of increase in fair value of investment properties held by associates and jointly controlled entities	1,290	1,225
Profit before taxation	2,384	1,506
Taxation	(357)	(270)
Profit after taxation	2,027	1,236

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS (CONT'D)

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit Six months ended 31 December	
	2006	2005
Property		
Property sales	3,281	4,699
Rental income	2,535	2,235
	5,816	6,934
Hotel operation	197	112
Telecommunications	48	59
Other businesses	656	665
Other income	314	305
Unallocated administrative expenses	(321)	(315)
Operating profit	6,710	7,760
Increase in fair value of investment properties		
– Group	5,547	7,784
– Associates and jointly controlled entities	1,290	1,225
Net finance costs		
– Group	(297)	(378)
– Associates and jointly controlled entities	(81)	(89)
Profit/(loss) on disposal of long-term investments less impairment	4	(13)
Profit before taxation	13,173	16,289
Taxation		
– Group	(1,816)	(2,429)
– Associates and jointly controlled entities	(357)	(270)
Profit for the period	11,000	13,590

3. NET FINANCE COSTS

	Six months ended 31 December	
	2006	2005
Interest expenses on		
Bank loans and overdrafts	520	491
Other loans wholly repayable within five years	63	87
Other loans not wholly repayable within five years	48	11
	631	589
Notional non-cash interest accretion	37	33
Less : Portion capitalized	(238)	(158)
	430	464
Interest income on bank deposits	(133)	(86)
	297	378

(Expressed in millions of Hong Kong dollars)

4. PROFIT/(LOSS) ON DISPOSAL OF LONG-TERM INVESTMENTS LESS IMPAIRMENT

	Six months ended 31 December 2006	Six months ended 31 December 2005
Profit/(loss) on disposal of available-for-sale investments	12	(13)
Impairment of available-for-sale investments	(8)	–
	4	(13)

5. PROFIT BEFORE TAXATION

	Six months ended 31 December 2006	Six months ended 31 December 2005
Profit before taxation is arrived at after charging:		
Cost of properties sold	4,217	2,894
Cost of other inventories sold	526	505
Depreciation and amortization	494	534
Amortization of intangible asset (included in operating expenses)	31	28
and crediting:		
Dividend income from listed and unlisted investments	73	62
Interest income from listed and unlisted debt securities	11	138
Net realized and unrealized holding gains on marketable securities	203	75

6. TAXATION

	Six months ended 31 December 2006	Six months ended 31 December 2005
Current taxation		
Hong Kong profits tax	691	975
China income tax	10	3
	701	978
Deferred taxation		
Change in fair value of investment properties	974	1,362
Other origination and reversal of temporary differences	141	89
	1,115	1,451
	1,816	2,429

(Expressed in millions of Hong Kong dollars)

6. TAXATION (CONT'D)

Hong Kong profits tax is provided at the rate of 17.5 per cent (2005: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

Share of associates and jointly controlled entities' taxation of HK$44 million (2005: HK$26 million) and HK$313 million (2005: HK$244 million) respectively are included in the share of results of associates and jointly controlled entities and share of increase in fair value of investment properties.

7. EARNINGS PER SHARE

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$10,910 million (2005: HK$13,505 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,491,795,194 (2005: 2,401,105,558). The diluted earnings per share is based on 2,491,799,895 (2005: 2,401,277,856) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 4,701 (2005: 172,298) shares deemed to be issued at no consideration if all outstanding options had been exercised.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, earnings per share are additionally calculated based on the underlying profits attributable to Company's shareholders which excluded the effect of fair value changes on investment properties. A reconciliation of profits is as follows:

	Six months ended 31 December			
	2006		2005	
		Earnings per share (Basic) HK$		Earnings per share (Basic) HK$
Profit attributable to Company's shareholders as shown in the consolidated profit and loss account	10,910	4.38	13,505	5.62
Increase in fair value of investment properties net of deferred tax and minority interests	(4,575)	(1.83)	(6,416)	(2.67)
Adjustments for realized gains of disposed investment properties net of deferred tax	26	0.01	–	–
Share of increase in fair value of investment properties net of deferred tax held by associates and jointly controlled entities	(1,064)	(0.43)	(1,010)	(0.42)
Underlying profit attributable to Company's shareholders	5,297	2.13	6,079	2.53

(Expressed in millions of Hong Kong dollars)

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$2,225 million and net book value of fixed assets disposed of amounted to HK$8 million.

9. LONG-TERM INVESTMENTS

	31 December 2006	30 June 2006
Held-to-maturity debt securities		
Listed debt securities, overseas	–	32
Available-for-sale debt securities		
Listed debt securities, overseas	**483**	137
Available-for-sale equity securities		
Listed equity securities, overseas	**561**	527
Listed equity securities, Hong Kong	**4,121**	2,133
Unlisted equity securities	**513**	543
	5,195	3,203
	5,678	3,372
Amounts due from investee companies	**7**	7
	5,685	3,379
Market value		
Listed overseas	**1,044**	695
Listed in Hong Kong	**4,121**	2,133
	5,165	2,828

10. LOAN RECEIVABLES

	31 December 2006	30 June 2006
Mortgage loan receivables	**1,264**	1,444
Less : Amount due within one year included under current assets	**(45)**	(47)
	1,219	1,397

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date and carry interest at rates with reference to bank's lending rates.

The carrying amount of loan receivables approximates their fair value.

11. INTANGIBLE ASSET

Intangible asset represents the discounted value of the annual licence fees and royalties payable for the telecommunication licence over the licence period less accumulated amortization and impairment.

(Expressed in millions of Hong Kong dollars)

12. DEBTORS, PREPAYMENT AND OTHERS

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in debtors, prepayment and others are trade debtors of HK$9,403 million (30 June 2006: HK$7,417 million), of which 94 per cent aged less than 60 days, four per cent between 61 to 90 days and two per cent more than 90 days (30 June 2006: 96 per cent, two per cent and two per cent, respectively).

13. SHORT-TERM INVESTMENTS

	31 December 2006	30 June 2006
Marketable securities, at market value		
Listed equity securities, Hong Kong	680	495
Listed equity securities, overseas	120	174
	800	669
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed debt securities, overseas (Market value: HK$31 million (30 June 2006: Nil))	31	–
Unlisted debt securities	–	660
	31	660
Available-for-sale debt securities maturing within one year		
Listed debt securities, overseas	39	16
Listed debt securities, Hong Kong	16	–
Unlisted debt securities	–	8
	55	24
	886	1,353

14. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$957 million (30 June 2006: HK$767 million), of which 69 per cent aged less than 60 days, five per cent between 61 to 90 days and 26 per cent more than 90 days (30 June 2006: 68 per cent, four per cent and 28 per cent, respectively).

(Expressed in millions of Hong Kong dollars)

15. SHARE CAPITAL

	Number of Shares in Million	Amount
Authorized:		
Ordinary shares of $0.50 each		
At beginning and end of period	2,900	1,450
Issued and fully paid:		
Ordinary shares of $0.50 each		
At beginning of period	2,491	1,246
774,000 (2005: 156,000) shares issued on exercise of share options	1	–
At end of period	2,492	1,246

16. SHARE OPTION SCHEME

(a) Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the period are as follows:

			Number of Share Options			
Date of Grant	Exercise Price	Exercisable Period	At 1 July 2006	Exercised during the period	Lapsed during the period	At 31 Dec 2006
16 July 2001	HK$70	16.7.2002 to 15.7.2006	810,000	(774,000)	(36,000)	–
			810,000	(774,000)	(36,000)	–

			Number of Share Options			
Date of Grant	Exercise Price	Exercisable Period	At 1 July 2005	Exercised during the period	Lapsed during the period	At 31 Dec 2005
16 July 2001	HK$70	16.7.2002 to 15.7.2006	1,842,000	(156,000)	–	1,686,000
			1,842,000	(156,000)	–	1,686,000

(Expressed in millions of Hong Kong dollars)

16. SHARE OPTION SCHEME (CONT'D)

(b) Details of share options exercised during the six months ended 31 December 2006 are as follows:

Exercise Date	Exercise Price	Market Value per Share at Exercise Date	Number of Share Options	Proceeds Received
3 July 2006	HK$70	HK$79.15	24,000	1
6 July 2006	HK$70	HK$79.35	60,000	4
7 July 2006	HK$70	HK$78.45	75,000	5
10 July 2006	HK$70	HK$78.80	150,000	11
11 July 2006	HK$70	HK$78.80	240,000	17
12 July 2006	HK$70	HK$78.80	225,000	16
			774,000	54

Details of share options exercised during the six months ended 31 December 2005 are as follows:

Exercise Date	Exercise Price	Market Value per Share at Exercise Date	Number of Share Options	Proceeds Received
3 August 2005	HK$70	HK$81.65	36,000	3
12 September 2005	HK$70	HK$82.85	24,000	1
26 September 2005	HK$70	HK$81.60	60,000	4
19 December 2005	HK$70	HK$75.55	36,000	3
			156,000	11

17. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31 December		Jointly controlled entities Six months ended 31 December	
	2006	2005	2006	2005
Interest income	–	–	61	41
Rental income	3	3	–	–
Rental expense	–	–	12	7
Other revenue from services rendered	308	231	7	112
Purchase of goods and services	–	–	56	106

(Expressed in millions of Hong Kong dollars)

18. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows :

	31 December 2006	30 June 2006
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	**9,954**	5,345
Authorized but not contracted for	**369**	563
(b) Capital commitments in respect of investments		
Contracted but not provided for	**5**	11
(c) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	**2**	3
Authorized but not contracted for	**1**	7

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$3,390 million (30 June 2006: HK$5,300 million) and other guarantees of HK$2 million (30 June 2006: HK$2 million).

19. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current period's presentation.

REVIEW OF RESULTS

Profit attributable to Company's shareholders for the six months ended 31 December 2006 was HK$10,910 million, a decrease of HK$2,595 million or 19% compared to HK$13,505 million for the corresponding period last year. The reported profit has included an increase in fair value of investment properties net of deferred taxation of HK$5,639 million for the current period and HK$7,426 million for the corresponding period of the last financial year. Underlying net profit for the period which excludes the impact of fair value changes on investment properties amounted to HK$5,297 million, down by HK$782 million or 12.9% compared to HK$6,079 million in the same period last year. The decrease was primarily due to lower profit contributions from property sales, which dropped by HK$1,418 million or 30% to HK$3,281 million, largely as a result of smaller development profit margin compared to the first half of the last financial year. The profit decline was partly offset by strong growth in rental income. Net rental income for the period grew to HK$2,535 million, 13.4% higher than HK$2,235 million in the first half of the last financial year, mainly attributable to positive rental reversions across the various sectors, particularly the office sector.

FINANCIAL RESOURCES AND LIQUIDITY

(a) Net debt and gearing

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2006, calculated on the basis of net debt to Company's shareholders' funds, was 17.5% compared to 13.4% at 30 June 2006. Interest cover, measured by the ratio of underlying profit from operations to total net interest expenses including those capitalized, was 10.4 times compared to 13.8 times for the same period last year.

As at 31 December 2006, the Group's gross borrowings totalled HK$37,791 million. Of these, HK$1,673 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. All other borrowings of the Group are unsecured. Net debt, after deducting cash and bank deposits of HK$6,971 million, amounted to HK$30,820 million. The maturity profile of the Group's gross borrowings is set out as follows :

	31 December 2006 HK$ Million	30 June 2006 HK$ Million
Repayable :		
Within one year	1,231	2,950
After one year but within two years	4,468	1,815
After two years but within five years	29,342	22,902
After five years	2,750	2,570
Total borrowings	37,791	30,237
Cash and bank deposits	6,971	7,806
Net debt	30,820	22,431

FINANCIAL RESOURCES AND LIQUIDITY (CONT'D)

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 31 December 2006, about 92% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 8% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 31 December 2006, about 93% of the Group's borrowings were denominated in Hong Kong dollars, 4% in Singapore dollars, 2% in US dollars and 1% in other currencies. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 31 December 2006, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$2,900 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

CHARGES OF ASSETS

As at 31 December 2006, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$330 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$4,800 million, have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

CONTINGENT LIABILITIES

As at 31 December 2006, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$3,392 million (30 June 2006 : HK$5,302 million).

Other Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2006, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Personal	Child under 18 or spouse	Corporate	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	75,000	-	-	1,080,972,522[1]	-	1,081,047,522	43.39
Lee Shau-kee	486,340	-	343,000[2]	-	-	829,340	0.03
Kwok Ping-kwong, Thomas	1,976,281	304,065	-	1,079,022,214[1]	-	1,081,302,560	43.39
Kwok Ping-luen, Raymond	75,000	-	-	1,082,165,895[1]	-	1,082,240,895	43.43
Wong Yue-chim, Richard	-	1,000	-	-	-	1,000	0
Li Ka-cheung, Eric	-	-	18,000	-	-	18,000	0
Lo Chiu-chun, Clement	90,000	-	-	-	-	90,000	0
Chan Kai-ming	41,186	-	-	-	-	41,186	0
Chan Kui-yuen, Thomas	-	66,000	126,500	-	-	192,500	0
Kwong Chun	777,722	339,358	-	-	-	1,117,080	0.04
Wong Yick-kam, Michael	145,904	-	-	-	-	145,904	0
Wong Chik-wing, Mike	195,999	-	-	-	-	195,999	0
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	-	1,000	-	-	-	1,000	0

Notes:

1. Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,058,988,347 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly owned by The Hong Kong and China Gas Company Limited which was 38.47% held by Henderson Investment Limited of which 67.94% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 57.80% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Long positions in shares and underlying shares of Associated Corporations:

(a) SUNeVision Holdings Ltd.:

Name of Director	Personal	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,070,000*	60,000	1,130,000	0.05
Kwok Ping-kwong, Thomas	–	1,070,000*	60,000	1,130,000	0.05
Kwok Ping-luen, Raymond	–	1,742,500*	116,666	1,859,166	0.09
Chan Kai-ming	115,000	–	–	115,000	0
Chan Kui-yuen, Thomas	–	–	60,000	60,000	0
Kwong Chun	300,000	–	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	60,000	160,000	0
Wong Chik-wing, Mike	109,000	–	–	109,000	0

Note:

* Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

(b) SmarTone Telecommunications Holdings Limited:

Name of Director	Others	% of shares in issue
Kwok Ping-luen, Raymond	2,237,767	0.38

(c) Transport International Holdings Limited:

Name of Director	Personal	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

(d) USI Holdings Limited:

Name of Director	Child under 18 or spouse	% of shares in issue
Fung Kwok-king, Victor	3,985,272	0.76

(e) Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Splendid Kai Limited	2,500	25	1,500*	15
Hung Carom Company Limited	25	25	15*	15
Tinyau Company Limited	1	50	1*	50
Open Step Limited	8	80	4*	40

Note:

* Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. These shares were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.

(f) Dr. Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issue
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man – Sanfield JV Construction Company Limited	1[9]	50
Everise (H.K.) Limited	1[10]	50
Fullwise Finance Limited	2[11]	50
Gold Sky Limited	1[12]	50
Jade Land Resources Limited	1[13]	25
Joy Wave Development Limited	1[14]	50
Karnold Way Limited	2,459[15]	24.59
Maxfine Development Limited	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
Royal Peninsula Management Service Company Limited	1[18]	50
Special Concept Development Limited	1[19]	25
Star Play Development Limited	1[20]	33.33
Teamfield Property Limited	4,918[21]	49.18
Topcycle Construction Company Limited	1[22]	50
Topcycle Development Limited	1[23]	50
Topcycle Project Management Limited	1[24]	50
World Space Investment Limited	4,918[25]	49.18

Notes:

1. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly owned by The Hong Kong and China Gas Company Limited which was 38.47% held by Henderson Investment Limited of which 67.94% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 57.80% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly owned by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

3. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

4. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

5. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

6. Dr. Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

7. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

8. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

9. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

10. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

11. Dr. Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

12. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Atex Resources Limited. This corporation was wholly owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

13. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

14. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

15. Dr. Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

16. Dr. Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 100% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

17. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

18. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

19. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

20. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

21. Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

22. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly owned by Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

23. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

24. Dr. Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

25. Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 31 December 2006, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. The first lot and the second lot of share options all expired on 14 February 2005 and 15 July 2006 respectively.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

The following shows the outstanding positions of the directors and the chief executive as at 31 December 2006 with respect to their share options granted under the Old Scheme:

			Number of share options					
Name of director	Date of grant	Exercise price HK$	Balance as at 1.7.2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2006	Weighted average closing price HK$*
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	-	75,000	-	0	78.80
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	-	75,000	-	0	78.80
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	-	75,000	-	0	78.80
Chan Kai-ming	16.7.2001	70.00	75,000	-	75,000	-	0	78.95
Chan Kui-yuen, Thomas	16.7.2001	70.00	75,000	-	75,000	-	0	78.80
Kwong Chun	16.7.2001	70.00	75,000	-	75,000	-	0	78.80
Wong Yick-kam, Michael	16.7.2001	70.00	75,000	-	75,000	-	0	78.80
Wong Chik-wing, Mike	16.7.2001	70.00	75,000	-	75,000	-	0	78.80

Note:

* The weighted average closing price of the Company's shares immediately before the dates on which share options were exercised.

A summary of the movements during the half year ended 31 December 2006 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:–

		Number of share options					
Date of grant	Exercise price HK$	Balance as at 1.7.2006	Granted during the period	Exercised during the period	Balance as at 31.12.2006	Cancelled/ Lapsed during the period	Weighted average closing price HK$*
16.7.2001	70.00	210,000	-	174,000	0	36,000	79.04

Note:

* The weighted average closing price of the Company's shares immediately before the dates on which share options were exercised.

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

2. Share Option Schemes of Subsidiaries

(a) Old Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SUNeVision Old Share Option Scheme"), the principal terms of which were summarized in the section headed "Statutory and General Information Share Option Schemes" in Appendix 5 to SUNeVision's prospectus dated 6 March 2000. SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, adopted a share option scheme ("SUNeVision New Share Option Scheme") and terminated the SUNeVision Old Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SUNeVision Old Share Option Scheme. However, the outstanding options granted under the SUNeVision Old Share Option Scheme shall continue to be subject to the provisions of the SUNeVision Old Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange. Since the adoption of the SUNeVision Old Share Option Scheme, SUNeVision had granted four lots of share options, of which the options at the exercise price of HK$10.38 per share had expired on 30 December 2005.

The options at the exercise price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) one-third of the options within three years commencing on 15 November 2001;
(b) a further one-third of the options within three years commencing on 15 November 2002;
(c) the remaining one-third of the options within three years commencing on 15 November 2003; and
(d) the options had expired at the close of business on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) one-third of the options within three years commencing on 20 March 2002;
(b) a further one-third of the options within three years commencing on 20 March 2003;
(c) the remaining one-third of the options within three years commencing on 20 March 2004; and
(d) the options will expire at the close of business on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) one-third of the options within three years commencing on 8 July 2003;
(b) a further one-third of the options within three years commencing on 8 July 2004;
(c) the remaining one-third of the options within three years commencing on 8 July 2005; and
(d) the options will expire at the close of business on 7 July 2008.

(b) New Share Option Scheme of SUNeVision

Since the SUNeVision New Share Option Scheme has become effective on 5 December 2002, SUNeVision had granted two lots of share options.

The options at the exercise price of HK$1.59 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) an amount up to one-third of the grant within three years commencing on 29 November 2004;

(b) the remaining amount but up to two-thirds of the grant within three years commencing on 29 November 2005;

(c) the remaining amount within three years commencing on 29 November 2006; and

(d) the options will expire at the close of business on 28 November 2009.

The options at the exercise price of HK$1.41 per share may be exercised in accordance with the terms of the relevant scheme in full at any time within three years from 10 November 2005 and the options will expire at the close of business on 9 November 2008.

The following shows the outstanding positions of the directors and chief executive of the Company as at 31 December 2006 with respect to their share options granted under the SUNeVision Old Share Option Scheme and the SUNeVision New Share Option Scheme:

			Number of share options				
Name of director	Date of grant	Exercise price HK$	Balance as at 1.7.2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2006
Kwok Ping-sheung, Walter	7.4.2001	2.34	60,000	-	-	-	60,000
Kwok Ping-kwong, Thomas	7.4.2001	2.34	60,000	-	-	-	60,000
Kwok Ping-luen, Raymond	7.4.2001	2.34	116,666	-	-	-	116,666
Chan Kui-yuen, Thomas	7.4.2001	2.34	60,000	-	-	-	60,000
Wong Yick-kam, Michael	7.4.2001	2.34	60,000	-	-	-	60,000

A summary of the movements during the six months ended 31 December 2006 of the share options granted under the SUNeVision Old Share Option Scheme and the SUNeVision New Share Option Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of share options						
Date of grant	Exercise price HK$	Balance as at 1.7.2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2006		Weighted average closing price HK$*
30.11.2000	3.885	295,833	0	0	295,833	0		N/A
7.4.2001	2.340	330,000	0	0	0	330,000		N/A
8.7.2002	1.430	550,000	0	366,667	183,333	0		1.88
29.11.2003	1.590	1,700,000	0	1,129,667	0	570,333		1.89
10.11.2005	1.410	1,570,000	0	1,570,000	0	0	900,333	1.88

Note:

* The weighted average closing price of the SUNeVision's shares immediately before the dates on which share options were exercised.

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SUNeVision Old Share Option Scheme and the SUNeVision New Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

(c) **Share Option Scheme of iAdvantage Limited**

The Company operates another share option scheme ("iAdvantage Share Option Scheme") which was approved for iAdvantage Limited ("iAdvantage"), a subsidiary of the Company, allowing its board of directors the right to grant to its full-time employees and executive directors options to subscribe for its shares in aggregate up to 10% of its issued capital from time to time. The exercise period of any options granted under iAdvantage Share Option Scheme shall commence on the date of grant of the option and expire on such date as determined by the board of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein. No option shares for iAdvantage have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2006, the long positions of every person, other than directors or the chief executive of the Company, who had interests in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As Trustee	Corporate interest	Beneficial Owner	Others	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,085,060,220	589,971	-	-	1,085,650,191*	43.58
Cerberus Group Limited	-	1,056,638,347	-	-	1,056,638,347*	42.42
Vantage Captain Limited	-	75,830,929	980,807,418	-	1,056,638,347*	42.42
Capital Research and Management Company	-	-	-	148,778,000	148,778,000	5.97

Note:

* The shares in which Vantage Captain Limited ("VCL") was interested were the same shares in which Cerberus Group Limited ("CGL") was interested; the shares in which CGL was interested formed part of the shares in which HSBC International Trustee Limited ("HITL") was interested. As at 31 December 2006, the actual duplicate interests held by VCL, CGL and HITL in the Company was 1,058,988,347 shares which were also the same shares referred to in the Note 1 to the section on "Directors and Chief Executive's interests".

INTERESTS OF OTHER PERSONS

During the half year ended 31 December 2006, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the half year ended 31 December 2006. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during this period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.70 per share (2005: HK$0.70 per share) payable in cash on 2 April 2007 to shareholders on the Register of Members as at 29 March 2007.

The Register of Members will be closed from 21 March 2007 to 29 March 2007, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 20 March 2007.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Rule 13.22, a proforma combined balance sheet of the Affiliated Companies and the Group's attributable interest in the Affiliated Companies as at 31 December 2006 are presented below:

	Proforma combined balance sheet HK$M	The Group's attributable interest HK$M
Non-current assets	78,086	35,827
Current assets	7,853	3,422
Current liabilities	(2,739)	(1,197)
Non-current liabilities	(69,517)	(31,361)
	13,683	6,691

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's unaudited interim results for the six months ended 31 December 2006.

CORPORATE GOVERNANCE

During the six months ended 31 December 2006, the Company has complied with the provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code provision A.2.1 stipulates that the role of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two vice-chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees as well as top management. There are four independent non-executive directors in the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary
Hong Kong, 7 March 2007

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